Brookfield Asset Management Inc.

Q3 2021 INTERIM REPORT

Brookfield

Interim Report Q3 2021

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2021	2020	2021	2020
TOTAL (MILLIONS)
Revenues	$19,248	$16,249	$53,944	$45,664
Net income (loss)	2,722	542	8,927	(1,108)
Funds from operations[1]	1,408	1,039	5,829	3,084
PER SHARE[2]
Net income (loss)	$0.47	$0.10	$1.72	$(0.53)
Funds from operations[1]	0.85	0.65	3.63	1.93
Dividends[3]
Cash	0.13	0.12	0.39	0.36
Special	—	—	0.36	—

AS AT SEP. 30, 2021 AND DEC. 31, 2020			2021	2020
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$650,026	$601,983
Consolidated results
Balance sheet assets			365,424	343,696
Equity			123,571	122,642
Common equity			38,808	31,693
Diluted number of common shares outstanding[2]			1,650	1,574
Market trading price – NYSE[2]			$53.51	$41.27
1.See definition in the MD&A Glossary of Terms beginning on page 55.
2. 2020 adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.See Corporate Dividends on page 27.
2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
We are a leading global alternative asset manager with approximately $650 billion of assets under management, and a focus on investing in long-life, high-quality assets and businesses that help form the backbone of the global economy. Our goal is to enable the companies and assets we invest in, as well as the communities in which we operate, to thrive over the long term.
We serve a broad range of institutional investors, sovereign wealth funds and individuals around the world. As stewards of the capital our investors entrust to us, we leverage our experience and deep operating expertise to create long-term value on their behalf, helping them meet their goals and protect their financial futures.
We raise long-dated and perpetual capital and invest predominantly across five main strategies: real estate, infrastructure, renewable power and transition, private equity and credit. In addition, we invest our own capital alongside our clients, as well as in other direct investments, generating attractive financial returns and cash flows that support the growth of the asset management business and create a strong alignment of interest with our clients.
At Brookfield, we believe that sound Environmental, Social and Governance (ESG) practices are integral to building resilient businesses and creating long-term value for our investors and stakeholders. These practices are rooted in our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. This means operating with robust governance and other ESG principles and practices, and maintaining a disciplined focus on embedding these principles into all our activities.
Our people remain the most important element of our business, and our culture is based on integrity, collaboration and discipline. We place a strong emphasis on diversity across all our businesses, because we recognize that our success depends on fostering a wide range of perspectives, experiences and world views.

•Investment focus: We focus on real estate, infrastructure, renewable power and transition, private equity and credit.
•Diverse product offering: We offer core, core-plus, value-add, opportunistic/growth equity and credit strategies through closed-end and perpetual vehicles in both the public and private markets.
•Focused investment strategies: We invest where we can bring our competitive advantages to bear, leveraging our global reach, access to large-scale capital and operational expertise.
•Disciplined financing approach: We take a conservative approach to the use of leverage, ensuring we can preserve capital across all business cycles.
•Sustainability: We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “perpetual affiliates” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power and Transition, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business.
Q3 2021 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
Financial performance was strong in the third quarter, and we made good progress on a number of strategic initiatives. Distributable earnings were $1.2 billion, which contributed to a total of $6.6 billion for the last 12 months. We had capital inflows of $34 billion since last quarter. Operating performance across our businesses has improved as COVID has abated globally. We generated strong realized carried interest and gains on principal investments, as demand for assets continue to be strong in our markets.
Our insurance solutions business closed two reinsurance transactions, taking on $12 billion of business, including $6 billion of in-place policies, the capital behind which is now being deployed into investments. It also acquired American National Group, with approximately $25 billion of in-place policies and extensive origination capabilities; this acquisition will close in early 2022.
We are making good progress in our newer growth strategies, and we continue to enjoy strong fundraising momentum across our flagship funds. We received regulatory approval for our private non-traded REIT, and have begun fundraising for this product offering.
MARKET ENVIRONMENT
The global economy continues to re-open with higher vaccination rates and the lifting of restrictions across almost all major markets. GDP growth has been strong, labor markets have continued to improve, and capital markets remain very constructive.
The goal of central bank infusions was to restart the economy, and this has been achieved. Naturally, given the shutdown of most global logistics, it has been difficult to match unleashed demand with supply, but we expect this to even out in 2022. Until it does, we can expect supply disruptions to continue to spur increases in wages and the price of goods. Despite that, the yield on the 10-year U.S. treasury note is up only modestly, to the mid 1% level, and it is likely that the upward trajectory of rates will be much less pronounced than in previous up-cycles, meaning interest rates are poised to remain lowish for longer.
As owners of real assets and businesses, most of which can raise prices contractually or with inflation, we are well positioned in this environment.
OPERATING RESULTS
During the quarter, we generated $1.2 billion of distributable earnings, or $0.77 per share, bringing us to $6.6 billion, or $4.23 per share, over the last 12 months. Our distributable earnings benefited from increased fee-related earnings, underpinned by the strength of our asset management franchise and steadily growing returns from our principal investments. With fundraising for our flagship funds in progress, fee-related earnings—and consequently distributable earnings—are poised to see a step change in growth in the coming quarters.
4 BROOKFIELD ASSET MANAGEMENT

Our distributable earnings were further augmented by realizations of carried interest, as our earlier-vintage funds matured, and we generated gains on the disposition of principal investments. These realizations have contributed more than $3 billion to distributable earnings over the last 12 months.

AS AT AND FOR THE 12 MONTHS ENDED SEPTEMBER 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2018	2019	2020	2021	CAGR
Distributable earnings (DE) – Per share	$1.39	$1.74	$1.70	$2.20	$4.23	32%
– Total	2,031	2,563	2,494	3,375	6,613	34%
Fee-related earnings (before performance fees)	720	823	1,034	1,411	1,679	24%
Gross annual run rate of fees plus target carry	2,210	2,700	5,427	6,092	7,232	34%
Total assets under management	268,987	331,622	510,565	577,535	650,026	25%
Fundraising Remains Robust
We are currently in active fundraising for new vintages of four out of our five flagship funds. We have raised $15.9 billion for our opportunistic credit fund to date. Our fourth flagship real estate fund had a first close of over $9 billion, and fundraising momentum continues to be strong. We held the founders’ close for our Global Transition Fund of $7 billion and expect a material traditional first close in the coming months. We launched fundraising for our sixth private equity fund at the end of September, with a first close expected early in 2022. We are 70% invested or committed in our latest flagship infrastructure fund and expect to launch fundraising for the next vintage early next year.
We have a further 25 private funds currently in the market raising capital. We recently raised $1.5 billion for our real estate secondaries business—this is before the formal fundraising period for a traditional private fund has begun. During the quarter we also raised additional capital for our special investments’ strategy, our growth fund and our perpetual private infrastructure and real estate funds. These, as well as our other new strategies, will contribute meaningfully to our growth, while further expanding our client base.
Carried Interest Realizations Are Now a Regular Event
We realized over $300 million of carried interest in the quarter, with realizations across various credit, real estate and infrastructure funds. This brings us to $1.8 billion realized over the last 12 months. We are realizing carried interest from a number of maturing earlier vintage funds due to their strong investment performance.
As the size of each vintage of our funds has been progressively larger, the pace of carried interest realizations should continue to increase in the coming years. Of course, the timing of monetizations will differ from our expectations from time to time, but given the breadth of our product offerings, the realization of carried interest is now a regularly occurring part of the business.
INVESTMENT RETURNS
The compounding of long-term returns is one of the great miracles of finance. The concept is easy to understand, but it is not natural for most people to allow it to occur undisturbed, as doing so often requires sufficient conviction to resist the urge to sell when most investors are frightened into doing so. It has shown for centuries that compounding wealth free of interruption is the best way to create long-term success in financial returns.
The return earned by a share of Brookfield Asset Management is the sum of the return we earn on all of our funds (as we are typically the largest investor in them) less the costs to run our business, plus the compensation clients pay Brookfield to generate their returns. While the past does not guarantee success, it is certainly a precursor to the possibility of it in the future.
Brookfield has generated a ±20% compound annualized return for shareholders over the last 30 years. A $1 million investment in our shares in 1991 is now worth $111 million. This track record has only been achievable because of the success of our strategies across different businesses. We recently tabulated the returns for our flagship private
Q3 2021 INTERIM REPORT 5

funds, and these are worth sharing with you. These long-term returns and the goodwill they generate with clients are the moat that makes an asset management franchise.

AS AT SEPT 30, 2021	Fund History (Years)	# of Fund Vintages	Gross IRR	Multiple of Capital Earned
Private Equity	20	5	28%	2.5x
Real Estate	15	7	24%	1.7x
Opportunistic Credit	33	11	22%	1.7x
Infrastructure	11	4	15%	1.6x
Renewable Power & Transition	11	5	12%	1.6x
Simple Average of Strategies	18	6	20%	1.8x
FEE-RELATED EARNINGS
Our overall return has benefited from the above investment performance, as well as from strong growth in earnings related to asset management fees. Our fee-related earnings have compounded at 33% for the past 10 years. This reflects the growth, scale, and profitability of our asset management business, which leverages our core competencies and sizable permanent capital base. Our franchise is centered around global investment themes, each of which has participated in the growing allocation of capital to alternatives on the part of investors.

AS AT AND FOR THE 12 MONTHS ENDED SEPT 30 ($US, MILLIONS)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	CAGR
Fee-related earnings	131	288	346	464	690	745	1,218	1,034	1,411	1,758	33%
Accumulated unrealized carry[1]	689	805	450	626	983	1,561	2,612	4,124	3,995	6,850	29%
Realized carried interest[1]	2	18	571	49	—	208	96	595	482	1,754	112%
1.Presented on a gross basis
To support this growth, we have tried to differentiate our offering from those of others and ensure that we offer best-in-class client service. We now manage $650 billion of assets, including over $340 billion of capital for over 2,000 clients.
As important as the rate of growth is the fact that our fee revenues are diversified across a variety of asset classes and strategies, and are predominantly long dated or perpetual in nature. This leads to very stable, resilient and predictable cash flows. As we have advanced through the vintages of our flagship funds, they have grown in size, and thus each round of flagship fundraising has produced a step change in our fee revenues. That growth has been supplemented by the creation of our complementary strategies, which also have increased in size over time.
As we have grown, we have maintained our operational efficiency, shown by the stability of our profit margins over time. In addition, carried interest, while having taken time to materialize into results, is now a very significant contributor to earnings.
As a reminder, we only realize carried interest into income when our funds have returned all the original capital to clients and the fund has returned a preferred return to investors. Through strong investment performance, we have accumulated significant unrealized carried interest, but only recently has this contributed to income at the current scale, as we have started to materially monetize investments. We passed an important milestone over the last 12 months and now have a flagship fund in each of our businesses that is realizing carried interest. In that period, we realized carried interest of $1.8 billion, as shown in the table.
As we look forward, we expect the growth trajectory of our business to continue. Each of our business groups is aiming to double its size over the next five years. If we achieve this target, it should drive compound annual growth in fee-related earnings upwards of 20%. We also expect a significant amount of today’s accumulated unrealized carried interest to be recognized into income as we continue to monetize investments. And as the funds scale up, so too will the potential for carried interest.
6 BROOKFIELD ASSET MANAGEMENT

PRIVATE CREDIT IS THE NEW FIXED INCOME
Over the years, we have expanded our credit platform through the growth of our Brookfield private credit franchise, as well as through our partnership with Oaktree. Today we have a total of $30 billion of AUM across seven strategies (including Oaktree) and are well positioned to deliver significant growth over the next five years and beyond. In addition to scaling up existing strategies, we are also focused on developing new products that will appeal to our clients and help us capitalize on market opportunities. The reduced volatility associated with private credit, combined with the higher potential return, is attracting more investors.
One focus area is direct lending, an asset class that has evolved and grown immensely over the last 20 years and now represents an over $1 trillion market globally. As the market and investment opportunities have expanded, so too have our direct lending investment capabilities. Our roots in the asset class date back to 2001, and we have historically invested in highly focused vehicles that targeted specific risk profiles.
Heightened competition in direct lending has pushed returns lower and loosened lending standards in recent years. However, we have continued to prosper in this environment as a result of our proprietary deal flow, emphasis on risk control and strategic orientation—three hallmarks of our direct lending platform. We use our extensive sourcing platform to find a wide range of opportunities, often enabling us to secure deals on an exclusive basis. This limits competition and allows us to negotiate more favorable structures incorporating significant downside protection.
Our priority in our direct lending strategies is risk control; we are focused on asset value and prudent structuring. We have also built an industry-leading reputation by being a strategic partner and using a solutions-oriented approach tailored to meet the unique needs of each borrower. This resonates well with prospective borrowers, leading to many new opportunities, and it has generated repeat deal flow as borrowers then look to partner with us on subsequent deals. The combination of these factors has helped us generate a long track record of market-leading returns and minimal losses.
Over the coming years, we plan to expand our direct lending product suite, providing our clients new ways to access our private credit expertise. These products include new offerings in attractive, high-growth industries like life sciences. As such, we hope to very substantially scale up these operations, which will be complementary to our aspirations in our insurance solutions business.
PRIVATE EQUITY HAS PROVIDED HIGH RETURNS AND IS BROADENING OUT
We have a long and successful track record in traditional private equity, built over the last 30 years. Today, our private equity business manages $91 billion of assets and has global scale with a local presence in all the regions in which we invest. Our success in private equity is demonstrated by our track record of 28% gross IRR since inception for our flagship private fund series.
We have also diversified our business over time, both geographically and by sector; broadened our investment and operational team; and increased the product offerings available to clients. In addition to providing private offerings to institutional and private wealth clients, we offer public investors the opportunity to invest in our private equity business via our listed entity, Brookfield Business Partners. The power of having both public and private capital is a unique advantage that will only increase over time as our franchise scales up.
Q3 2021 INTERIM REPORT 7

Brookfield Capital Partners
Our flagship private equity funds are the bedrock of our private equity product offering, and we recently launched fundraising for our sixth fund, which we expect to be materially larger than its predecessor fund. The prior vintage was $9 billion, with an additional $6 billion for our partners in co-investment opportunities. Our focus is on high-quality businesses that provide essential products or services, with high barriers to entry.
Brookfield Growth Partners
Growth investing has increasingly come into focus across our various businesses. Started five years ago, our growth strategy in private equity has developed into a meaningful business that we will continue to scale over time. Since we started, we have invested over $1 billion into a portfolio of technology-related growth stage companies that surround the Brookfield ecosystem of real assets. To date, we have made 14 investments within the growth strategy, returns are tracking in excess of our targets, and we are currently investing our second vintage fund, with the third anticipated for later in 2022.
Brookfield Special Investments
Last year we launched our special investments strategy, focused on large-scale, non-control investments. This capitalizes on deal flow that comes to us but does not fit our traditional control-oriented funds. These include recapitalizations to strategic growth capital, where we can generate equity-like returns while enjoying downside protection through structured investments. We try to be a preferred partner and are able to provide flexible, strategic capital solutions.
Brookfield Long Dated Private Equity
We have begun raising a long-dated private equity strategy as a natural extension of our existing private equity capabilities. We are leveraging our experience as long-term owners and operators of businesses and focusing on acquiring world-class businesses, with stable and predictable cash flows and market leadership positions that will result in compounding returns over a longer time frame. The IRRs being sought are below those of our buyout funds, but the multiples of capital employed are higher, as these businesses are capable of compounding returns over the long term.
Brookfield Business Partners
Brookfield Business Partners is our publicly traded private equity strategy that provides institutional and retail investors access to all of the above. We spun out this entity five years ago, and it has since delivered annual 18% compound growth in intrinsic value. It also provides our private equity franchise with perpetual capital and added financial flexibility, which has proven valuable in a number of acquisitions to date. To provide an even more flexible way for shareholders to invest, we will offer participation in this strategy in the form of corporate shares in the coming months.
OVERVIEW OF INVESTOR DAY
We hosted our annual Investor Day this September in New York, with a number of attendees in person as well as via webcast. For those who missed the event, the webcast and materials are available on our website. The structure was a bit different than that of the past, as we held the event over two days—the first day was dedicated to Brookfield and the second was focused on the listed entities we manage.
Our focus this year was on the advantages that real assets and businesses offer in a prolonged “lowish” interest rate environment—one that is continuing to push greater allocations to alternatives, and in turn providing a very positive backdrop for our business. Our five main businesses continue to be well positioned around global investment themes, giving us the ability to deploy large amounts of capital for value. At the same time, our institutional relationships have continued to develop as we fundraise; we have enhanced our wealth solutions platform for individual investors; and we are developing additional new products. Through the coming rounds of flagship
8 BROOKFIELD ASSET MANAGEMENT

fundraising and the growth in complementary products, we believe our five existing businesses are poised to contribute to a doubling of our franchise over the next five years.
We also profiled our progress over the last 12 months in each of our growth areas—Technology, Insurance Solutions, Secondaries and Transition, and we reiterated our conviction in their ability to continue their growth over the long term. All of this will, as always, to be underpinned by our conservative balance sheet and supported by the ±$25 billion of capital we are targeting to surface from our real estate business. In short, despite our business having substantial scale, we’ve never felt our growth prospects were better.
The second day of the event focused on our perpetual affiliates. Brookfield Business Partners highlighted the growth and scale it has achieved since its spin-out, the expansion of its sector focus into healthcare and mature technology, and the upcoming launch of its corporate vehicle in the coming months. The infrastructure super-cycle is playing out as expected for Brookfield Infrastructure Partners, and the business is well positioned to continue to deploy capital into the immense and growing opportunity set. Decarbonization is one of the great commercial opportunities, and Brookfield Renewable Partners is uniquely positioned as a clean energy supermajor to support this effort and deliver very attractive returns over time.
CLOSING
We remain committed to being a world-class asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid cash returns on equity, while delivering downside protection for the capital deployed. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact us should you have suggestions, questions, comments or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
November 11, 2021

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.
Q3 2021 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	38
Overview	13	Infrastructure	40
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	42
FINANCIAL RESULTS		Residential Development	44
Overview	15	Corporate Activities	45
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	22	Capitalization	46
Foreign Currency Translation	25	Liquidity	49
Corporate Dividends	27	Review of Consolidated Statement of Cash Flows	52
Summary of Quarterly Results	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	30	Accounting Policies, Estimates and Judgments	53
Summary of Results by Operating Segment	31	Management Representations and Internal Controls	54
Asset Management	32	GLOSSARY OF TERMS	55
Real Estate	36
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “perpetual affiliates” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power and Transition, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes  in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
Q3 2021 INTERIM REPORT 11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 55 for all non-IFRS measures.
12 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with a history spanning over 100 years. We have approximately $650 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power and transition, private equity and credit. Our $341 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment focus
    We predominantly invest in real assets across real estate, infrastructure, renewable power and transition, private equity and credit.
✓    Diverse products offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused investment strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined financing approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have approximately $650 billion in assets under management and $341 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global reach
    We operate in more than 30 countries on five continents around the world.
The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 13

Asset Management
Our asset management activities encompass $341 billion of fee-bearing capital across a broad portfolio of real estate, infrastructure, renewable power and transition, private equity and credit. We have approximately 2,000 unique institutional investors across our private funds business. We have approximately $35 billion of additional committed capital that will be fee-bearing when invested, and this capital is managed within long-term private funds, perpetual strategies and liquid strategies1.
Long-term Private Funds – $151 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power and transition, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital, we earn:
1.Diversified and long-term base management fees1 on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest1, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
Perpetual Strategies – $113 billion fee-bearing capital
We manage perpetual capital in our perpetual affiliates1, as well as core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which as general partner of our perpetual affiliates, are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees1 based on unit price performance (BBU) and carried interest on our perpetual private funds.
Liquid Strategies – $77 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
Invested Capital
We have approximately $65 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – approximately 41% of our invested capital is in our publicly traded investments. The remainder is primarily held in our recently privatized real estate perpetual affiliate, a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying perpetual affiliates. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – we are the largest investor into each of our perpetual affiliates, and in turn, the perpetual affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 55.
14 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 45 of our 2020 Annual Report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Our business performed strongly in the current quarter, with most of our businesses generating solid results. The market environment has been strong and continues to get stronger in most, if not all, of the key markets we operate in.
Net income was $2.7 billion in the current quarter, with $797 million attributable to common shareholders ($0.47 per share) and the remaining income attributable to non-controlling interests.
During the third quarter, the $2.2 billion increase in net income compared to the prior year period is attributable to:
•fair value gains of $700 million compared to a loss of $31 million realized in the prior year quarter primarily as a result of valuation gains on our investment properties;
•an increase of equity accounted income of $523 million from valuation gains on investment properties held in our equity accounted investments; and
•contributions from acquisitions over the last twelve months and same-store growth across our operations; partially offset by
•income tax expense of $717 million compared to $225 million in the prior year quarter, primarily due to an increase in tax rates in Colombia, higher taxable income relative to the prior year quarter and the tax impact of the aforementioned fair value uplifts.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities, from business combinations completed. In addition, increases relate to our investment properties and net valuation gains driven by revaluations of our LP investments. Equity accounted investments also increased due to our share of comprehensive income generated in those businesses. These increases were partially offset by the sale of a portion of our West Fraser Timber Co. (“West Fraser”)1 shares and the sale of a portfolio of investment properties.

1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2021 and 2020:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Nine Months Ended
	2021	2020	Change	2021	2020	Change
Revenues	$19,248	$16,249	$2,999	$53,944	$45,664	$8,280
Direct costs	(14,751)	(12,372)	(2,379)	(40,932)	(34,527)	(6,405)
Other income and gains	1,123	34	1,089	3,078	304	2,774
Equity accounted income (loss)	662	139	523	1,818	(704)	2,522
Expenses
Interest	(1,899)	(1,757)	(142)	(5,560)	(5,324)	(236)
Corporate costs	(27)	(25)	(2)	(86)	(74)	(12)
Fair value changes	700	(31)	731	3,171	(1,598)	4,769
Depreciation and amortization	(1,617)	(1,470)	(147)	(4,698)	(4,255)	(443)
Income tax expense	(717)	(225)	(492)	(1,808)	(594)	(1,214)
Net income (loss)	2,722	542	2,180	8,927	(1,108)	10,035
Non-controlling interests	(1,925)	(370)	(1,555)	(6,079)	331	(6,410)
Net income (loss) attributable to shareholders	$797	$172	$625	$2,848	$(777)	$3,625
Net income (loss) per share[1]	$0.47	$0.10	$0.37	$1.72	$(0.53)	$2.25
1. 2020 is adjusted to reflect the three-for-two split effective April 1, 2020.
Three Months Ended September 30
Revenues for the quarter were $19.2 billion, an increase of $3.0 billion compared to the third quarter of 2020, resulting from:
•higher prices and volumes at our road fuels operation within our Private Equity segment. Included within the business’ revenues and direct costs are import duties that are passed through to their customers;
•favorable pricing and mix due to increased aftermarket demand for advanced batteries at our advanced energy storage operations within our Private Equity segment;
•higher occupancy at our hospitality assets within our Real Estate segment as the prior period was impacted by the pandemic related economic shutdown; and
•additional revenues from acquisitions during the last twelve months, net of the absence of revenues from businesses sold during the same period; partially offset by
•lower contributions from our graphite electrode operations within our Private Equity segment. As a result of the partial sell-down of our stake in the business in prior quarters, this business is no longer consolidated.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs increased by 19% or $2.4 billion. The increase is primarily due to the aforementioned higher volumes at our road fuels operation and increased aftermarket demand for advanced energy storage operations. In addition, cost savings initiatives across a number of our businesses were partially offset by higher direct costs related to recent acquisitions, net of dispositions.
Other income and gains of $1.1 billion primarily related to the sale of our U.S. district energy operation in our Infrastructure segment.
Equity accounted income increased by $523 million primarily due to:
•valuation gains on investment properties held in our equity accounted investments; and
•strong operating performance at Oaktree; partially offset by
•the absence of contributions from Norbord Inc. (“Norbord”)1 due to the change in accounting basis of our interest in West Fraser shares acquired as part of the West Fraser – Norbord strategic business combination.
1.See definition in Glossary of Terms beginning on page 55.
16 BROOKFIELD ASSET MANAGEMENT

Interest expense of $1.9 billion increased by $142 million due to additional borrowings associated with acquisitions, partially offset by the benefits of lower interest rates on our variable rate debt held within our real estate operations.
We recorded fair value gains of $700 million, compared to a loss of $31 million in the prior year quarter, primarily as a result of valuation gains on our LP investments. Refer to pages 19 and 20 for a discussion on fair value changes.
Depreciation and amortization expense increased by $147 million to $1.6 billion due to businesses acquired in the last twelve months, as well as the impact of revaluation gains in the fourth quarter of 2020, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined.
We recorded an income tax expense of $717 million this quarter compared to $225 million in the prior year quarter due to an increase in tax rates in Colombia, higher taxable income and the tax impact of the aforementioned fair value uplifts.
Nine Months Ended September 30
Revenues and direct costs for the nine month period increased by $8.3 billion and $6.4 billion, respectively, compared to the same period in 2020 primarily due to the recovery from the pandemic related shutdowns experienced in 2020, which impacted same-store growth across our businesses, and acquisitions over the last twelve months.
Other income and gains for the nine month period increased by $2.8 billion compared to the prior year period. The current period gain primarily relates to the sale of our Canadian and U.S. district energy operations in the second and third quarters of 2021, respectively.
Equity accounted income for the nine month period increased by $2.5 billion compared to the prior year period primarily due to the aforementioned higher fair value gains in our Real Estate segment as well as strong operating performance at Oaktree. Included in the prior year period were valuation losses at our transitional and development operations within our Real Estate segment.
Fair value gains were $3.2 billion for the nine month period, compared to a loss of $1.6 billion reported in the prior year period. The gains were primarily due to valuation gains on our LP investments within our Real Estate segment, as well as transaction related gains on the deconsolidation of our interest in our graphite electrode operations within our Private Equity segment. The prior year period included valuation losses due to the impact of the pandemic related economic shutdown, partially offset by appraisal gains on our LP investments within our real estate operations.

Q3 2021 INTERIM REPORT 17

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30, 2021:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2021 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Loss (Income)	Revenue	Net Income (Loss)	Revenue	Net Loss (Income)
Real Estate	$193	$193	$(136)	$(322)	$416	$186	$(331)	$(477)
Renewable Power and Transition	72	15	(25)	19	154	21	(47)	35
Infrastructure	640	66	(115)	(2)	1,274	69	(353)	(33)
Private Equity	257	50	(347)	(111)	676	31	(852)	(352)
	$1,162	$324	$(623)	$(416)	$2,520	$307	$(1,583)	$(827)
Acquisitions
Acquisitions over the past year contributed incremental revenues and net income of $1.2 billion and $324 million, respectively, in the current quarter.
Real Estate
Recent acquisitions contributed incremental revenues of $193 million and net income of $193 million. These contributions were primarily from our asset acquisitions made through Brookfield Strategic Real Estate Partners III (“BSREP III”)1.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues and net income of $72 million and $15 million, respectively. These contributions were primarily due to the acquisitions of a distributed generation platform and a wind portfolio in the first quarter of 2021.
Infrastructure
Recent acquisitions contributed incremental revenues of $640 million and net income of $66 million. These contributions were primarily from Summit Digitel Infrastructure Pvt. Ltd. (“Summit DigiTel”)1 and our U.S. LNG export terminal, both acquired in the third quarter of 2020, and Inter Pipeline Ltd. (“IPL”)1 that was acquired in the current quarter.
Private Equity
Within our Private Equity segment, recent acquisitions contributed to incremental revenues of $257 million and net income of $50 million. These contributions were primarily from a technology services business acquired in the first quarter of 2021, the acquisition of the remaining publicly held interest in our residential mortgage insurer in the second quarter of 2021 and a solar power solutions business acquired in the current quarter.
Dispositions
Recent asset sales reduced revenues and net income by $623 million and $416 million in the current quarter, respectively. The assets sold that most significantly impacted our results were the disposition of our life science assets in our Real Estate segment, the partial disposition of our graphite electrode operations in our Private Equity segment and the disposition of our North American district energy operations in our Infrastructure segment.

1.    See definition in Glossary of Terms beginning on page 55.
18 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2021	2020	Change	2021	2020	Change
Investment properties	$1,077	$235	$842	$2,784	$(444)	$3,228
Transaction related expenses, net of gains	(340)	(117)	(223)	659	(117)	776
Financial contracts	182	(41)	223	835	53	782
Impairment and provisions	(77)	(88)	11	(461)	(638)	177
Other fair value changes	(142)	(20)	(122)	(646)	(452)	(194)
Total fair value changes	$700	$(31)	$731	$3,171	$(1,598)	$4,769
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties of our Real Estate segment within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or reinvest proceeds received from vintage funds (“LP Investments”).
The following table disaggregates investment property fair value changes by asset type:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2021	2020	Change	2021	2020	Change
Core	$(97)	$(53)	$(44)	$(32)	$(19)	$(13)
Transitional and Development	(261)	(302)	41	(393)	(1,224)	831
LP Investments and Other	1,435	590	845	3,209	799	2,410
	$1,077	$235	$842	$2,784	$(444)	$3,228
We discuss the key valuation inputs of our investment properties on pages 53 and 54.
Core
Valuation losses of $97 million primarily relate to lower rent renewal assumptions on certain of our retail assets, as well as updated downtime and leasing assumptions on certain New York office assets.
Valuation losses of $53 million in the prior year quarter are due to changes in cash flow, downtime and tenant improvement assumptions in our New York portfolio.
The nine-month valuation losses of $32 million are primarily as a result of updated leasing and cash flow assumptions in our retail portfolio.
Transitional and Development
Valuation losses of $261 million primarily relate to:
•updated leasing and cash flow assumptions in our retail portfolio; and
•revised concessions, leasing and growth rate assumptions of office assets in Canada and the U.S.; partially offset by
•capitalization rate compression at certain assets in Brazil and the U.S. to reflect market activity.
Valuation losses of $302 million in the prior year quarter are primarily due to lower market rent assumptions, partially offset by a decrease in capitalization rates of assets located in London and New York.
The valuation losses for the nine month period are due to the aforementioned losses, partially offset by favorable market rent assumptions in Brazil.

Q3 2021 INTERIM REPORT 19

LP Investments and Other
Valuation gains of $1.4 billion primarily relate to:
•higher valuations in our student housing and manufactured housing portfolios due to capitalization rate changes;
•discount rate compression in our office portfolio in New York due to revised ground lease agreements and updated valuations on multifamily properties; and
•capitalization rate compression at our mixed-use property in Seoul; partially offset by
•losses due to updated leasing and NOI assumptions on certain office assets within our portfolio.
In the prior year quarter, valuation gains of $590 million were primarily related to a gain on the life science assets at Forest City Realty Trust, Inc. (“Forest City”)1 to reflect recent broker valuations and discount rate compression, as well as higher leasing at our Shanghai mixed-use property and gains in our Brazil office portfolio, driven by capitalization rate compression to reflect the historically low interest rate environment. Our U.K. student housing and U.S. manufactured housing portfolios also contributed to these gains.
The nine-month gains are mainly driven by capitalization rate compression in our manufactured housing, multifamily and student housing portfolios.
Transaction Related Expenses, Net of Gains
Transaction related expenses, net of gains, totaled $340 million for the quarter. This is primarily attributable to a premium on an option within our Corporate segment, transactions costs incurred on the acquisition of IPL within our Infrastructure segment and restructuring costs within our Private Equity segment.
The prior year quarter transaction related expenses, net of gains, of $117 million primarily relate to restructuring costs and transaction costs for ongoing deals within our Private Equity segment.
The gains for the nine month period mainly relate to the deconsolidation of our investment in our graphite electrode operations within our private equity business, as a result of a further sell-down of our interest during that period. These gains are partially offset by transaction costs.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The gain this quarter of $182 million is primarily attributable to a mark-to-market gain on a toehold position in our Real Estate segment, partially offset by the mark-to-market movement on short-term financial contracts to hedge prices in our Infrastructure and Private Equity segments.
Unrealized losses of $41 million in the prior year quarter is primarily attributable to mark-to-market losses on our market and currency hedges, partially offset by valuation gains on toehold positions in our Private Equity segment and interest rate swaps in our Private Equity and Real Estate segments.
The year-to-date gains on financial contracts relate to the aforementioned fair value changes on our toehold position in our Real Estate segment in the current quarter as well as gains on our venture investments in the prior quarter.
Impairment and Provisions
Impairment and provision expense for the quarter of $77 million is primarily attributable to legal provisions at our Brazil residential development operations.
The year-to-date impairment and provision expenses relate to the aforementioned legal provisions, as well as credit losses recognized on certain assets and the closure of one of our North American recycling facilities within our private equity business as part of a broader plan to improve the efficiency of its U.S. operations in the first quarter of 2021.
Other Fair Value Changes
Other fair value losses of $142 million were reported for the quarter. Included in this balance are various other one-time charges across our segments.

1.    See definition in Glossary of Terms beginning on page 55.
20 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $717 million in the current quarter (2020 – $225 million), including current tax expenses of $289 million (2020 – $204 million) and deferred tax expense of $428 million (2020 – $21 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2021	2020	Change	2021	2020	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(9)	(1)	(8)	(6)	(12)	6
Change in tax rates and new legislation	5	4	1	4	(37)	41
Taxable income attributed to non-controlling interests	(2)	(12)	10	(9)	29	(38)
International operations subject to different tax rates	(1)	11	(12)	(1)	(118)	117
(Recognition) derecognition of deferred tax assets	(2)	(10)	8	(2)	39	(41)
Non-recognition of the benefit of current year’s tax losses	3	7	(4)	2	(24)	26
Other	1	4	(3)	3	(19)	22
Effective income tax rate	21%	29%	(8%)	17%	(116%)	133%
In the current quarter, we realized disposition gains that were subject to tax rates that were different to our statutory income tax rate. This contributed to a 9% reduction in our effective tax rate. This benefit was partially offset by a non-recurring deferred tax expense we recorded due to an increase in tax rates in jurisdictions we operate in. This non-recurring tax expense increased our effective tax rate by 5% in the current quarter.
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 2% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in a 1% decrease in our effective tax rate in the current quarter. The difference will vary from period to period depending on the relative proportion of income in each country.
Q3 2021 INTERIM REPORT 21

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at September 30, 2021 and December 31, 2020:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020	Change
Assets
Property, plant and equipment	$107,761	$100,009	$7,752
Investment properties	103,493	96,782	6,711
Equity accounted investments	43,267	41,327	1,940
Cash and cash equivalents	11,343	9,933	1,410
Accounts receivable and other	20,272	18,928	1,344
Intangible assets	26,056	24,658	1,398
Goodwill	16,999	14,714	2,285
Other assets	36,233	37,345	(1,112)
Total assets	$365,424	$343,696	$21,728
Liabilities
Corporate borrowings	$10,309	$9,077	$1,232
Non-recourse borrowings of managed entities	156,165	139,324	16,841
Other non-current financial liabilities	26,801	28,524	(1,723)
Other liabilities	48,578	44,129	4,449
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	80,618	86,804	(6,186)
Common equity	38,808	31,693	7,115
Total equity	123,571	122,642	929
	$365,424	$343,696	$21,728
September 30, 2021 vs. December 31, 2020
Total assets increased by $21.7 billion since December 31, 2020 to $365.4 billion as at September 30, 2021. The increase is driven by net valuation gains as well as recently completed business combinations and asset acquisitions, net of disposals, which added $21.8 billion of total assets. This was partially offset by amortization and depreciation of our asset base during the nine months ended September 30, 2021.
PP&E increased by $7.8 billion primarily as a result of:
•additions of $19.8 billion, primarily related to the acquisition of IPL in our Infrastructure segment; partially offset by
•dispositions and assets reclassified as held for sale of $4.8 billion, most notably our North American district energy operations within our Infrastructure segment as well as our wind portfolios in the U.S. and Europe within our Renewable Power and Transition segment;
•depreciation of $3.7 billion in the quarter; and
•the impact of foreign currency translation of $2.1 billion.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Investment properties consist primarily of the company’s real estate assets. The balance as at September 30, 2021 increased by $6.7 billion, primarily due to:
•additions of $10.2 billion, mainly through the purchase of investment properties within our BSREP III fund; and
•net valuation gains of $2.8 billion, driven by revaluations of our LP investments; partially offset by
22 BROOKFIELD ASSET MANAGEMENT

•asset sales and reclassifications to assets held for sale of $5.1 billion, primarily in our BSREP III fund, core and opportunistic portfolios; and
•the impact of foreign currency translation of $1.1 billion.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $1.9 billion to $43.3 billion in the current quarter, mainly due to:
•additions of $1.8 billion, net of dispositions, primarily due to the change in accounting basis of our interest in our graphite electrode operations within our Private Equity segment, as a result of the partial sale of our stake in the business in the first and second quarters of 2021; and
•our proportionate share of comprehensive income of $1.9 billion; partially offset by
•distributions and returns of capital received of $1.4 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $1.4 billion as at September 30, 2021. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Increases of $1.4 billion and $2.3 billion in our intangible assets and goodwill balances, respectively, are related to additions from acquisitions, net of dispositions, primarily in our Infrastructure segment, partially offset by amortization of certain intangible assets.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets.
The decrease of $1.1 billion is primarily a result of:
•a decrease in assets held for sale of $2.4 billion, mostly due to the sale of life science assets and office properties within our Real Estate segment as well as the derecognition of our investment in Norbord within our Private Equity segment in the first quarter of 2021; partially offset by
•the reclassification of our assets in our Forest City within our Real Estate segment and our sustainable resources within our Infrastructure segment to held for sale in the current quarter; and
•an increase in inventory of $1.3 billion, largely attributable to our Real Estate segment, as well as higher inventory on hand and increased prices at our advanced energy storage operations and our road fuels operation within our Private Equity segment.
Corporate borrowings increased by $1.2 billion due to a $600 million green bond financing, a $250 million re-opening of our 2051 notes, and $350 million of commercial paper issuances during the quarter.
Non-recourse borrowings of managed entities increased by $16.8 billion as a result of an increase in property-specific borrowings, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions and refinancings in our real estate and infrastructure businesses; as well as an increase in subsidiary borrowings across our segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decrease of $1.7 billion was primarily due to the reclassification of certain deferred consideration to current liabilities within our Infrastructure segment. The increase of $4.4 billion in other liabilities, was primarily due to recent acquisitions and the aforementioned increase in prices at our advanced energy storage operations and our road fuels operation within our Private Equity segment. Please see Note 6 of the consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.

1.    See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 23

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)
Common equity, beginning of period	$31,693
Changes in period
Net income attributable to shareholders	2,848
Common dividends	(1,134)
Preferred dividends	(111)
Other comprehensive loss	(210)
Share issuances, net of repurchases	2,841
Ownership changes and other	2,881
7,115
Common equity, end of period	$38,808
Common equity increased by $7.1 billion to $38.8 billion during the nine month period ended September 30, 2021. The change includes:
•net income attributable to common shareholders of $2.8 billion;
•share issuances, net of repurchases, of $2.8 billion, primarily related to the issuance of 60.9 million Class A Limited Voting Shares (“Class A shares”) as part of the BPY privatization in the third quarter, net of the repurchase of 8.7 million Class A shares during the nine months ended September 30, 2021; and
•ownership changes and other of $2.9 billion primarily related to the privatization of BPY in the third quarter, the secondary offering of BEPC shares, as well as the partial sell-down of our graphite electrode operations and our interest in our Indian real estate trust; partially offset by
•distributions of $1.2 billion to shareholders as common and preferred share dividends, including the $538 million distribution as part of the spin-off of our reinsurance business in the second quarter; and
•other comprehensive loss of $210 million, primarily due to foreign currency translation.

24 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPG, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Brookfield Property Group	$16,235	$25,986
Brookfield Renewable	16,646	17,194
Brookfield Infrastructure	23,446	19,753
Brookfield Business Partners L.P.	8,394	9,162
Other participating interests	15,897	14,709
	$80,618	$86,804
Non-controlling interests decreased by $6.2 billion during the nine-month period ended September 30, 2021, primarily due to:
•decrease in non-controlling interests related to the privatization of BPY in the third quarter of 2021; and
• distributions, net of equity issuances, of $7.6 billion, to non-controlling interests; partially offset by
•an increase in non-controlling interests as a result of the acquisition of IPL in the third quarter of 2021; and
•comprehensive income attributable to non-controlling interests, which totaled $4.9 billion.

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Australian dollar	0.7227	0.7694	(6)%	0.7347	0.7152	3%	0.7591	0.6771	12%
Brazilian real[1]	5.4407	5.1975	(4)%	5.2274	5.3763	3%	5.3336	5.0759	(5)%
British pound	1.3474	1.3670	(1)%	1.3779	1.2919	7%	1.3851	1.2711	9%
Canadian dollar	0.7886	0.7853	—%	0.7939	0.7507	6%	0.7994	0.7392	8%
Colombian peso[1]	3,809.1	3,428.3	(10)%	3,847.8	3,731.6	(3)%	3,701.3	3,708.7	—%
Euro	1.1580	1.2217	(5)%	1.1786	1.1691	1%	1.1963	1.1245	6%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2020 for all of our significant non-U.S. dollar investments with the exception of the Canadian dollar. As at September 30, 2021, our common equity of $38.8 billion was invested in the following currencies: U.S. dollars – 57% (December 31, 2020 – 58%); Brazilian reais – 7% (December 31, 2020 – 8%); British pounds – 17% (December 31, 2020 – 12%); Canadian dollars – 8% (December 31, 2020 – 7%); Australian dollars – 6% (December 31, 2020 – 7%); Colombian pesos – 1% (December 31, 2020 – 2%); and other currencies – 4% (December 31, 2020 – 6%).
Q3 2021 INTERIM REPORT 25

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Australian dollar	$(317)	$243	$(542)	$117
Brazilian real	(868)	(346)	(231)	(4,116)
British pound	(344)	458	(192)	(273)
Canadian dollar	(261)	261	193	(301)
Colombian peso	(97)	(149)	(610)	(681)
Euro	(143)	249	(271)	231
Other	(84)	349	(370)	(118)
Total cumulative translation adjustments	(2,114)	1,065	(2,023)	(5,141)
Currency hedges[1]	652	(528)	480	878
Total cumulative translation adjustments net of currency hedges	$(1,462)	$537	$(1,543)	$(4,263)
Attributable to:
Shareholders	$(427)	$205	$(334)	$(1,066)
Non-controlling interests	(1,035)	332	(1,209)	(3,197)
	$(1,462)	$537	$(1,543)	$(4,263)
1.Includes deferred income tax expense of $11 million for the three months ended September 30, 2021 (2020 – recovery of $6 million) and expense of $6 million for the nine months ended September 30, 2021 (2020 – $51 million).
The foreign currency translation of our equity, net of currency hedges, for the three and nine months ended September 30, 2021 generated a loss of $1.5 billion and $1.5 billion, respectively. The loss that was generated during the current quarter was primarily attributable to lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real. The loss generated for the nine months period was attributable to lower period end rates for our non-U.S. dollar investments, particularly the Colombian peso and Australian dollar, partially offset by gains on the higher period end rate for the Canadian dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at quarter end.
26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2021, 2020 and 2019, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2021	2020	2019
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.39	$0.36	$0.32
Special distribution to Class A and B shares[3]	0.36	—	—
Class A Preferred Shares
Series 2	0.26	0.30	0.39
Series 4	0.26	0.30	0.39
Series 8	0.37	0.42	0.56
Series 9	0.41	0.38	0.39
Series 13	0.26	0.30	0.39
Series 15	0.09	0.21	0.35
Series 17	0.71	0.66	0.67
Series 18	0.71	0.66	0.67
Series 24	0.45	0.42	0.42
Series 25[4]	0.24	0.48	0.56
Series 26	0.52	0.48	0.49
Series 28	0.41	0.38	0.38
Series 30	0.70	0.65	0.66
Series 32	0.76	0.70	0.71
Series 34[5]	0.67	0.61	0.61
Series 36	0.73	0.67	0.68
Series 37	0.73	0.68	0.69
Series 38[6]	0.53	0.53	0.62
Series 40[7]	0.60	0.56	0.63
Series 42[8]	0.55	0.57	0.63
Series 44	0.75	0.69	0.71
Series 46	0.72	0.67	0.68
Series 48	0.71	0.66	0.67
1.Class B Limited Voting Shares (“Class B shares”).
2. 2019 and 2020 adjusted to reflect three-for-two stock split effective April 1, 2020.
3.Distribution of one class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
4.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
5.Dividend rate reset commenced March 31, 2019.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced September 30, 2019.
8.Dividend rate reset commenced June 30, 2020.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q3 2021 INTERIM REPORT 27

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing strength of the U.S. housing market and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2021			2020				2019
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$19,248	$18,286	$16,410	$17,088	$16,249	$12,829	$16,586	$17,819
Net income (loss)	2,722	2,429	3,776	1,815	542	(1,493)	(157)	1,638
Net income (loss) to shareholders	797	816	1,235	643	172	(656)	(293)	846
Per share[1]
– diluted	$0.47	$0.49	$0.77	$0.40	$0.10	$(0.43)	$(0.20)	$0.50
– basic	0.49	0.51	0.79	0.41	0.10	(0.43)	(0.20)	0.51
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2021			2020				2019
FOR THE PERIODS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$700	$377	$2,094	$175	$(31)	$(1,153)	$(414)	$4
Income taxes	(717)	(547)	(544)	(243)	(225)	(5)	(364)	(200)
Net impact	$(17)	$(170)	$1,550	$(68)	$(256)	$(1,158)	$(778)	$(196)
28 BROOKFIELD ASSET MANAGEMENT

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the third quarter of 2021, revenues increased in comparison to the prior quarter due to same-store1 growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment partially offset by higher income taxes.
•In the second quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The lower net income in the quarter as compared to the first quarter of 2021, is a result of lower fair value gains partially offset by asset sale activity within our Infrastructure segment.
•In the first quarter of 2021, revenues decreased in comparison to the prior quarter primarily due to lower same-store results due in part to seasonality across certain operating segments. The higher net income in the quarter is a result of gains from asset sale activities.
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes stemming from consolidated investment properties, particularly within our BSREP III fund.
•In the second quarter of 2020, our revenues decreased in comparison to the prior quarter, due to the impact of the economic shutdown for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.
•The decrease of revenues in the first quarter of 2020 compared to the prior quarter is primarily attributable to lower same-store1 growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power and Transition segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.
•In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.

1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 29

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:
i.Asset management operations include managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Real estate operations include the ownership, operation and development of core and transitional and development investments, as well as our share of LP investments, which sit within our private funds.
iii.Renewable power and transition operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
iv.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
v.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vi.Residential development operations consist of homebuilding, condominium development and land development.
vii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of FFO and common equity within our segments that relate to our listed affiliates (BEP, BIP, BBU). We believe that identifying the FFO and common equity attributable to our listed affiliates enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.See definition in Glossary of Terms beginning on page 55.
30 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Asset Management	$1,161	$770	$391	$597	$399	$198	$4,887	$4,947	$(60)
Real Estate	2,580	2,202	378	147	90	57	30,010	19,331	10,679
Renewable Power and Transition	1,068	957	111	58	64	(6)	4,260	5,154	(894)
Infrastructure	3,017	2,323	694	248	244	4	2,293	2,552	(259)
Private Equity	12,060	10,091	1,969	433	249	184	3,502	3,965	(463)
Residential Development	547	595	(48)	76	37	39	2,557	2,730	(173)
Corporate Activities	(15)	197	(212)	(151)	(44)	(107)	(8,701)	(6,986)	(1,715)
Total segments	$20,418	$17,135	$3,283	$1,408	$1,039	$369	$38,808	$31,693	$7,115
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $20.4 billion and $1.4 billion in the current quarter compared to $17.1 billion and $1.0 billion in the prior period, respectively. FFO includes realized disposition gains of $328 million, compared to $162 million in the prior year quarter. Excluding disposition gains, FFO increased by $203 million from the prior year quarter.
Revenues increased primarily due to organic growth initiatives across our businesses and from acquisitions completed in the last twelve months across most segments.
The increase in FFO, excluding disposition gains, is primarily a result of:
•increased fee-related earnings1 in our Asset Management segment earned on higher market capitalization across our perpetual affiliates and capital deployed across our other strategies, as well as an increase in realized carried interest from monetizations;
•higher contributions from our residential mortgage insurer in Canada within our Private Equity segment as a result of our increased ownership and strong business performance;
•improved contributions from our hospitality portfolio within our Real Estate segment as well as increased volumes at our transport operations within our Infrastructure segment due to the recovery back to pre-shutdown levels; and
•organic growth in other businesses, as well as contributions from recent acquisitions net of the impact of asset sales; partially offset by
•absence of contributions from Norbord as a result of the West Fraser-Norbord strategic business combination in February 2021; and
•lower returns on our financial assets portfolio in our Corporate segment.
We recognized $328 million of disposition gains during the quarter primarily from the partial sale of our stake in West Fraser within our Private Equity segment, as well as the sale of our U.S. district energy operation within our Infrastructure segment.
Common equity increased by $7.1 billion since year-end to $38.8 billion primarily from the privatization of BPY and comprehensive income recognized during the last nine months, partially offset by dividends paid and the impact of share buybacks.
1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 31

Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2021	Total 2020
Real estate	$45,451	$33,475	$—	$78,926	$61,519
Renewable power and transition	11,310	29,011	—	40,321	45,440
Infrastructure	31,707	33,157	—	64,864	62,535
Private equity	25,710	7,217	—	32,927	30,931
Credit and other	37,129	10,631	76,604	124,364	111,195
September 30, 2021	$151,307	$113,491	$76,604	$341,402	n/a
December 31, 2020	$135,462	$103,361	$72,797	n/a	$311,620
We have approximately $35 billion of additional committed capital that does not currently earn fees but will generate approximately $350 million in annual fees once deployed.
Fee-bearing capital increased by $16.3 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Credit and Other	Total
Balance, June 30, 2021	$70,891	$40,530	$63,881	$31,514	$118,250	$325,066
Inflows	8,306	171	1,709	1,072	9,318	20,576
Outflows	(52)	—	—	—	(2,480)	(2,532)
Distributions	(856)	(574)	(957)	(239)	(487)	(3,113)
Market valuation	262	(261)	147	(96)	445	497
Other	375	455	84	676	(682)	908
Change	8,035	(209)	983	1,413	6,114	16,336
Balance, September 30, 2021	$78,926	$40,321	$64,864	$32,927	$124,364	$341,402
Real Estate fee-bearing capital increased by $8.0 billion, due to:
•$8.3 billion of inflows mainly relating to our fourth flagship fund completing its first close as well as capital deployed across various funds in the quarter; and
•$0.3 billion increase in market valuations within our perpetual strategies; partially offset by
•$0.9 billion of distributions and capital returned across various funds during the quarter.
Renewable Power and Transition fee-bearing capital decreased by $0.2 billion, due to:
•$0.6 billion of distributions, including quarterly distributions paid to the BEP’s unitholders;
•$0.3 billion decrease in market valuations as a result of a lower market capitalization of BEP; partially offset by
•$0.2 billion of inflows from capital deployed across a number of strategies within the segment.
Infrastructure fee-bearing capital increased by $1.0 billion, due to:
•$1.7 billion of inflows primarily due to a capital market issuance for BIPC as well as capital deployed across our long-term private funds; partially offset by
•$1.0 billion of distributions to unitholders.

32 BROOKFIELD ASSET MANAGEMENT

Private Equity fee-bearing capital increased by $1.4 billion, due to:
•$0.7 billion increase in working capital and capitalization of BBU; and
•$1.1 billion increase from capital deployed in our long-term private funds; partially offset by
•$0.2 billion of distributions as capital was returned to investors.
Credit and other fee-bearing capital increased by $6.1 billion, due to:
•$9.3 billion of inflows from our credit and reinsurance strategies as a result of a $2 billion reinsurance agreement that closed during the quarter, capital deployed in our closed-end credit funds, and capital raised in our open-end funds; partially offset by
•$2.5 billion of outflows primarily due to redemptions within open-end credit funds and our liquid strategies mandates.
Carry Eligible Capital1
Carry eligible capital increased by $15.3 billion during the quarter to $158.9 billion as at September 30, 2021 ($143.6 billion – June 30, 2021). The increase was related to new commitments towards our fourth flagship real estate fund, our secondaries strategy, and perpetual private funds, partially offset by the return of capital across various funds.
As at September 30, 2021, $106.2 billion of carry eligible capital was deployed (June 30, 2021 – $97.3 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $52.7 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (June 30, 2021 – $46.3 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest1 earned by us in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest1, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO
	Ref.	2021	2020	2021	2020
Fee-related earnings	i	$857	$728	$451	$372
Realized carried interest	ii	304	42	146	27
Asset management FFO		$1,161	$770	$597	$399

Unrealized carried interest
Generated				$1,011	$679
Foreign exchange				(65)	24
				946	703
Less: direct costs				(260)	(258)
Unrealized carried interest, net	iii			686	445
Less: unrealized carried interest not attributable to BAM				(78)	(35)
				$608	$410

1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 33

i.    Fee-Related Earnings

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2021	2020
Fee revenues[1]
Base management fees	$783	$634
Incentive distributions	72	77
Transaction and advisory fees	2	17
	857	728
Less: direct costs	(365)	(325)
	492	403
Less: fee-related earnings not attributable to BAM	(41)	(31)
Fee-related earnings	$451	$372
1.See definition in Glossary of Terms beginning on page 55.
Fee-related earnings increased to $451 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital, partially offset by lower transaction and advisory fees and increased direct costs.
Base management fees increased by $149 million to $783 million, a 24% increase from the same quarter in 2020. The increase is broken down as follows:
•$75 million increase in our Real Estate segment due to the first close of our fourth flagship fund and higher fee bearing capital for BPY, as last year’s results were adversely impacted by a significantly lower public unit price;
•$37 million increase in our Credit and Other segment due to capital deployed across our closed-end funds and market valuation increases in our open-end and evergreen strategies;
•$19 million increase from our Infrastructure segment, primarily as a result of BIP’s increased market capitalization and a capital market issuance by BIPC related to the recent IPL transaction;
•$9 million increase from our Private Equity segment due to the increased market capitalization of BBU; and
•$9 million increase from our Renewable Power and Transition segment as a result of the increased market capitalization of BEP compared to prior year.
Incentive distributions across our perpetual affiliates decreased by $5 million to $72 million, a 6% decrease from 2020. This is primarily due to the absence of BPY’s incentive distributions fees following the privatization, partially offset by higher incentive distributions earned from BIP and BEP due to higher distribution levels.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased $40 million or 12% from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities as well as developing new complementary strategies.
The margin on our fee-related earnings, including our 62% share of Oaktree’s fee-related earnings, was 60% in the current quarter (2020 – 58%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 57% in the current quarter (2020 – 55%). The Brookfield margin on a standalone basis was 66% for the quarter, higher than the prior period margin of 65%.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $146 million of carried interest, net of direct costs (2020 – $27 million). Realizations during the quarter were primarily driven by monetization activities in our Infrastructure, Credit and Real estate businesses.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
34 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2021			2020
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$6,208	$(2,292)	$3,916	$3,334	$(1,244)	$2,090
In-period change
Unrealized in period	1,011	(276)	735	679	(254)	425
Foreign currency revaluation	(65)	16	(49)	24	(4)	20
	946	(260)	686	703	(258)	445
Less: realized	(304)	123	(181)	(42)	13	(29)
	642	(137)	505	661	(245)	416
Accumulated unrealized, end of period	6,850	(2,429)	4,421	3,995	(1,489)	2,506
Carried interest not attributable to BAM shareholders	(953)	499	(454)	(476)	251	(225)
Accumulated unrealized, end of period, net	$5,897	$(1,930)	$3,967	$3,519	$(1,238)	$2,281
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $1.0 billion and primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest totaled $5.9 billion at September 30, 2021. We estimate approximately $1.9 billion of associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $2.2 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 35

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment as at September 30, 2021 and December 31, 2020 and for the three months ended September 30, 2021 and 2020. We present the operating results of our Real Estate segment, which include our investment in BPY and in other directly held real estate investments, within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or reinvest proceeds received from vintage funds (“LP Investments”). We also separately manage certain corporate activities for these underlying investments.

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Property Group[1]	i	$2,580	$2,202	$201	$97	$30,010	$19,331
Realized disposition losses	ii	—	—	(54)	(7)	—	—
		$2,580	$2,202	$147	$90	$30,010	$19,331
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 55.
Revenues and FFO, excluding realized disposition losses, from our real estate operations increased by $378 million and $104 million, respectively, due to increased earnings from the hospitality portfolio held within our LP Investments, same-property NOI growth in our office and retail assets, and the favorable impact of foreign currency translation. These increases were partially offset by higher management fee expenses and modest losses on dispositions during the period.
i.    Brookfield Property Group
The following table disaggregates BPG’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2021	2020
Core	$143	$147
Transitional and Development	145	85
LP Investments	78	33
Corporate	(118)	(86)
Attributable to BPG	248	179
Non-controlling interests	(23)	(67)
Segment reallocation and other[1]	(24)	(15)
Brookfield’s interest	$201	$97
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPG’s FFO for the third quarter of 2021 was $201 million compared to $97 million in the prior year quarter. Key variances for our businesses are described on the following page.
36 BROOKFIELD ASSET MANAGEMENT

Core
FFO of $143 million was $4 million lower compared to the prior year quarter primarily due to:
•the cessation of capitalized interest on recently completed development projects; partially offset by
•contractual same-property NOI growth; and
•higher overage and percentage rents.
Transitional and Development
FFO of $145 million was $60 million higher than the prior year quarter due to growth in same-property NOI and higher fee revenue. These increases were partially offset by the absence of contributions from asset sales during the last twelve months.
LP Investments
FFO of $78 million was $45 million higher than the prior year quarter due to:
•increased earnings in our hospitality assets as the sector recovered from the economic shutdowns; and
•the favorable impact of foreign exchange; partially offset by
•disposition activities across the portfolio.
Corporate
Corporate expenses within our Real Estate segment of $118 million, includes interest expense, management fees and other costs, increased by $32 million from the prior year quarter, primarily due to higher management fees and interest expense on incremental borrowing relative to prior year.
ii.    Realized Disposition Losses
Realized disposition losses of $54 million in the current year quarter and $7 million in the prior year quarter primarily relate to sales of investment properties in our LP investments portfolio.
Common Equity
Common equity in our Real Estate segment increased to $30.0 billion as at September 30, 2021 compared to $19.3 billion as at December 31, 2020. The increase relates to the privatization of BPY, which completed on July 26, 2021, and comprehensive income for the nine months ended September 30, 2021, which were partially offset by distributions.
Q3 2021 INTERIM REPORT 37

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power and Transition segment, which was previously referred to as our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Renewable[1]	i	$1,074	$954	$81	$72	$3,619	$4,573
Energy contracts	ii	(6)	3	(21)	(11)	641	581
Realized disposition (losses) gains	iii	—	—	(2)	3	—	—
		$1,068	$957	$58	$64	$4,260	$5,154
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Compared to the prior year quarter, revenues increased by $111 million and FFO excluding realized disposition gains decreased by $1 million. The increase in revenues was driven by contributions from organic growth initiatives and recent acquisitions, favorable hydroelectric generation, as well as higher realized prices across most markets. These increases were partially offset by recently completed asset sales and a lower ownership stake in BEP versus prior year.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	2021	2020	2021	2020	2021	2020
Hydroelectric[2]	3,930	3,606	4,310	4,295	$142	$107
Wind[2]	1,266	1,345	1,478	1,554	69	50
Solar[2]	556	512	651	592	61	51
Energy transition[2]	373	290	258	177	48	33
Corporate	—	—	—	—	(110)	(84)
Attributable to unitholders	6,125	5,753	6,697	6,618	210	157
Non-controlling interests and other[3]					(120)	(82)
Segment reallocation[4]					(9)	(3)
Brookfield’s interest					$81	$72
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 55.
2.BEP reclassified its segments during the last twelve months. Comparative figures have been restated to conform with the new segment presentation.
3.Includes incentive distributions paid to Brookfield of $20 million (2020 – $17 million) as the general partner of BEP.
4.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the above table.
BEP’s FFO for the third quarter of 2021 was $210 million, of which our share was $81 million, compared to $72 million in the prior year quarter. Generation for the quarter totaled 6,125 GWh, 9% below the long-term average (“LTA”)1. However, this represents a 6% increase in actual generation compared to the prior year quarter, mainly attributable to recent acquisitions and stronger hydrology. Key variances for our businesses are described on the following page.

1.See definition in Glossary of Terms beginning on page 55.
38 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
FFO in the quarter was $35 million higher than the prior year quarter due to the aforementioned favorable generation, higher realized market prices across most markets and the benefits of inflation indexation.
Wind
FFO in the current quarter included a $19 million gain on the sale of certain development assets in the U.S. Excluding this gain, FFO of $50 million was consistent compared with the prior year quarter.
Solar
FFO was $10 million higher than the prior year quarter mainly as a result of our increased ownership in TerraForm Power, Inc. (“TERP”)1 and recently constructed solar assets.
Energy Transition
FFO from our energy transition business increased by $15 million from the prior year quarter due to the growth of our distributed generation portfolio through our increased ownership in TERP, as well as other recent acquisitions.
Corporate
The corporate FFO loss increased by $26 million as a result of an increase in management fees due to the higher market capitalization of BEP.
ii.Energy Contracts
During the quarter, we purchased 823 GWh (2020 – 394 GWh) from BEP at $78 per MWh (2020 – $81 per MWh) and sold the purchased generation at an average selling price of $52 per MWh (2020 – $53 per MWh). As a result, we incurred an FFO deficit of $21 million compared to a deficit of $11 million in the prior year quarter.
iii.Realized Disposition (Losses) Gains
Disposition losses of $2 million for the quarter relate to the sale of our wind portfolio in the U.S.
The prior period disposition gains of $3 million related to the sale of our interest in solar assets located in South Africa.
Common Equity
Common equity in our Renewable Power and Transition segment decreased to $4.3 billion as at September 30, 2021 from $5.2 billion as at December 31, 2020. The contributions from FFO were more than offset by the foreign exchange impact on invested capital denominated in foreign currencies as well as the secondary offering of BEPC shares in the first quarter of 2021. Our renewable power and transition PP&E is revalued annually, and as such, common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. For further information, refer to our Revaluation Method for PP&E within Part 5 – Accounting Policies and Internal Controls.

1.See definition in Glossary of Terms beginning on page 55.
Q3 2021 INTERIM REPORT 39

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Infrastructure[1]	i	$2,984	$2,271	$101	$90	$1,915	$1,920
Sustainable resources and other	ii	33	52	2	2	378	632
Realized disposition gains	iii	—	—	145	152	—	—
		$3,017	$2,323	$248	$244	$2,293	$2,552
1.Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units, 1.6 million general partnership units of BIP LP, as well as 8.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 27% of BIP.
Revenues and FFO excluding realized disposition gains generated by our Infrastructure segment increased by $694 million and $11 million, respectively, compared to the prior period. This was driven by organic growth across our operations and the contribution from acquisitions completed in the last twelve months. These increases were partially offset by recent dispositions and higher management fee expenses.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2021	2020
Utilities[1]	$182	$169
Transport[1]	181	154
Midstream[1]	103	66
Data	58	50
Corporate	(102)	(74)
Attributable to unitholders	422	365
Non-controlling interests and other[2]	(317)	(272)
Segment reallocation[3]	(4)	(3)
Brookfield’s interest	$101	$90
1.BIP reclassified its segments during the last twelve months. Comparative figures have been restated to conform with the new segment presentation.
2.Includes incentive distributions paid to Brookfield of $52 million (2020 – $46 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP in the table above.
BIP’s FFO for the third quarter of 2021 was $422 million, of which our share was $101 million compared to $90 million in the prior year quarter. Key variances for our businesses are described below and on the following page.
Utilities
FFO in our utilities operations of $182 million was $13 million higher than the prior year quarter. The increase was primarily due to:
•a recovery in connections activity at our U.K. regulated distribution business as pandemic related restrictions impacted prior year;
•contributions associated with the acquisition of the remaining interest in our Brazilian regulated gas transmission operation, completed in the prior quarter; and
•benefits of inflation indexation and capital commissioned; partially offset by
40 BROOKFIELD ASSET MANAGEMENT

•the sales of our portfolio of smart meters in the U.K. and our district energy operations in North America over the last twelve months.
Transport
FFO in our transport operations of $181 million was $27 million higher than the prior year quarter. The increase is primarily due to:
•inflationary tariff increases and an increase in toll road volumes driven by higher activity globally; and
•contributions from our recent acquisition of our U.S. LNG export terminal; partially offset by
•the absence of contributions associated with the partial sale of our Australian export terminal in the prior year.
Midstream
FFO from our midstream operations of $103 million was $37 million higher than the prior year quarter. The increase is primarily due to:
•higher transportation volumes in the U.S. associated with strong customer demand and increased market sensitive revenues across our operations;
•contributions from our acquisition of IPL in the current quarter; and
•the commissioning of our expansion project at our U.S. gas pipeline; partially offset by
•the monetization of a 12.5% ownership in our U.S. gas pipeline in the first quarter.
Data
FFO from our data operations of $58 million was $8 million higher than the prior year quarter primarily due to organic growth supported by the build out of towers and contributions from our Indian telecom business acquired in the third quarter of 2020, as well as the roll-out of our fiber-to-the-home program at our French telecom business.
Corporate
The Corporate FFO deficit of $102 million increased by $28 million from the prior year quarter largely as a result of higher base management fees from a higher BIP market capitalization.
ii.Sustainable Resources and Other
FFO at our sustainable resources operations remained consistent compared with the prior year quarter.
iii.Realized Disposition Gains
In the current quarter, disposition gains of $145 million relate to the sale of our U.S. district energy operation.
The prior period disposition gains of $152 million primarily relate to a gain recognized on a secondary offering of BIPC shares and the sale of our stake in a Texas transmission business.
Common Equity
Common equity in our Infrastructure segment was $2.3 billion as at September 30, 2021 (December 31, 2020 – $2.6 billion). The contributions from earnings were more than offset by the depreciation of foreign currencies against the U.S. dollar, as well as distributions to unitholders.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS, and therefore, recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluations.

Q3 2021 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Business Partners[1]	i	$12,051	$10,082	$177	$132	$2,706	$2,175
Other investments	ii	9	9	17	117	796	1,790
Realized disposition gains	iii	—	—	239	—	—	—
		$12,060	$10,091	$433	$249	$3,502	$3,965
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 64% of BBU.
Revenues generated from our private equity operations increased by $2.0 billion, primarily due to higher prices and volumes at our road fuels operation, as well as favorable pricing and mix and an increased aftermarket demand at our advanced energy storage operations. These increases were partially offset by the partial sale of our stake in our graphite electrode operations in the first and second quarter of 2021.
FFO, excluding disposition gains, decreased by $55 million to $194 million, primarily due to the absence of contributions from Norbord subsequent to the West Fraser – Norbord strategic business combination, as well as the aforementioned partial sale of our graphite electrode operations. These decreases were partially offset by additional contributions from our residential mortgage insurer due to higher premiums earned and our increased ownership. Disposition gains of $239 million in the current quarter relate to the partial sell-down of our investment in West Fraser.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2021	2020
Business services	$109	$62
Infrastructure services	91	78
Industrials	101	86
Corporate	(25)	(18)
Attributable to unitholders	276	208
Non-controlling interests	(99)	(76)
Brookfield’s interest	$177	$132
BBU generated $276 million of FFO compared to $208 million in the prior period of which our share of BBU’s FFO was $177 million, excluding disposition gains, compared to $132 million in the prior year quarter. Key variances for our businesses are described on the following page.

42 BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO increased by $47 million to $109 million primarily due to:
•strong business performance at our residential mortgage insurer as a result of higher premiums earned and lower mortgage default rates due to the strong Canadian housing market, as well as our increased ownership in the business; and
•higher contributions from our construction operations as a result of strong project execution and normalized productivity levels as the prior period was impacted by the pandemic related economic shutdown; partially offset by
•incremental tax expense resulting from higher taxable earnings.
Infrastructure Services
Within our infrastructure services operations, we generated $91 million of FFO, compared to $78 million in the prior year quarter. The increase was primarily due to improved contributions at our offshore oil services; partially offset by higher labor costs at our work access services business.
Industrials
FFO from our industrials portfolio increased by $15 million to $101 million due to:
•increased contributions from our advanced energy storage operations as a result of favorable pricing and mix due to increased aftermarket demand; partially offset by
•lower contributions from our graphite electrode operations as a result of our decreased ownership stake.
Corporate
The Corporate FFO deficit increased by $7 million due to increases in base management fees as a result of the increased market capitalization of BBU versus prior year.
ii.Other Investments
FFO from other investments decreased by $100 million to $17 million as a result of the absence of contributions from Norbord after our investment was converted into West Fraser’s shares subsequent to West Fraser's acquisition of Norbord. Since the first quarter of 2021, our shares in West Fraser have been accounted for as a financial asset and therefore, this investment contributes to our FFO through the dividends received.
iii.Realized Disposition Gains
In the current quarter, realized disposition gains of $239 million relate to the partial sale of our West Fraser investment, whereas the prior period had no disposition gains.
Common Equity
Common equity in our Private Equity segment was $3.5 billion as at September 30, 2021 (December 31, 2020 – $4.0 billion). The decrease is primarily attributable to the partial sell-down of some of our investments, foreign currency translation, distributions to unitholders and depreciation expense. These decreases were partially offset by contributions from FFO. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

Q3 2021 INTERIM REPORT 43

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
North America	$507	$512	$85	$36	$1,996	$2,119
Brazil and other	40	83	(9)	1	561	611
	$547	$595	$76	$37	$2,557	$2,730
North America
FFO from our North American operations increased by $49 million to $85 million. The difference is largely driven by higher housing margins due to increased home prices and the favorable product mix of closings, as well as additional joint venture income.
As at September 30, 2021, we had 71 active housing communities (September 30, 2020 – 79) and 18 active land communities (September 30, 2020 – 25).
Brazil and Other
FFO at our Brazilian and other operations decreased compared to the prior year quarter, as project deliveries were pushed out to future quarters while Q3 2020 saw four project deliveries in that period.
Our Brazilian operations began 2021 with 24 projects under construction and as of September 30, 2021, we have 22 projects under construction.
Common Equity
Common equity was $2.6 billion as at September 30, 2021 (December 31, 2020 – $2.7 billion) and consists largely of residential development inventory which is carried at the lower of cost and market value, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to dividends received from our North America operation as a result of strong business performance.
44 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
Corporate cash and financial assets, net	$(18)	$87	$(29)	$80	$3,042	$4,456
Corporate borrowings	—	—	(111)	(98)	(10,309)	(9,077)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,375)
Other corporate investments	3	110	22	(3)	2,154	1,268
Corporate costs and taxes/net working capital	—	—	(33)	(37)	787	742
Realized disposition gains	—	—	—	14	—	—
	$(15)	$197	$(151)	$(44)	$(8,701)	$(6,986)
1.FFO excludes preferred share distributions of $39 million (2020 – $34 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at September 30, 2021, our portfolio of corporate cash and financial assets included $1.7 billion of cash and cash equivalents (December 31, 2020 – $3.2 billion). The decrease from December 31, 2020 is largely attributable to $3.4 billion of cash deployed for the BPY privatization, $2.0 billion used to repay high coupon debt, dividends paid to shareholders, funding of capital calls in our BSREP III and other funds, and the repurchase of 8.7 million Class A shares. These decreases were partially offset by proceeds received from the partial sale of West Fraser, the secondary offering of BEPC shares in the first quarter as well as corporate debt issuances, operating cash flow and other asset sales during the last nine months.
Our corporate cash and financial assets recorded a FFO deficit of $29 million in the third quarter of 2021, which was $109 million lower than the prior year quarter, primarily due to lower unrealized returns on our financial asset portfolio in the quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $111 million FFO expense reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily the result of corporate debt issuances over the last twelve months, and the impact of foreign exchange on our Canadian dollar denominated corporate debt.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments includes our equity accounted investment in Brookfield Asset Management Reinsurance Partners Ltd (“BAMR”), as part of the spin-off in the previous quarter. Additionally, these investments include the corporate cash and financial assets of Oaktree which was acquired in the third quarter of 2019. The increase in FFO is primarily from strong returns on Oaktree’s balance sheet investments.
Corporate costs and taxes/net working capital were collectively in an asset position of $787 million as at September 30, 2021, a decrease from the prior year asset balance of $742 million. Included within this balance are net deferred income tax assets of $1.9 billion (December 31, 2020 – $1.7 billion). The FFO deficit of $33 million includes corporate costs and cash taxes, which were relatively consistent with the prior year quarter.
Q3 2021 INTERIM REPORT 45

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At September 30, 2021, our corporate capitalization was $59.6 billion (December 31, 2020 – $50.5 billion) with a debt to capitalization of 17% (December 31, 2020 – 18%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At September 30, 2021, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)		Corporate		Consolidated
	Ref.	2021	2020	2021	2020
Corporate borrowings	i	$10,309	$9,077	$10,309	$9,077
Non-recourse borrowings
Subsidiary borrowings	i	—	—	13,370	10,768
Property-specific borrowings	i	—	—	142,795	128,556
		10,309	9,077	166,474	148,401
Accounts payable and other		5,040	4,963	52,087	50,682
Deferred income tax liabilities		1,102	432	17,729	15,913
Subsidiary equity obligations		—	—	3,790	3,699
Liabilities associated with assets classified as held for sale		—	—	1,773	2,359
Equity
Non-controlling interests		230	230	80,618	86,804
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	38,808	31,693	38,808	31,693
		43,183	36,068	123,571	122,642
Total capitalization		$59,634	$50,540	$365,424	$343,696

Debt to capitalization	17%	18%	46%	43%
i.    Borrowings
Corporate Borrowings

AS AT SEP. 30, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Term debt	4.2%	4.4%	14	14	$10,037	$9,147
Revolving facilities	—%	—%	5	4	350	—
Deferred financing costs	n/a	n/a	n/a	n/a	(78)	(70)
Total					$10,309	$9,077
As at September 30, 2021, corporate borrowings included term debt of $10.0 billion (December 31, 2020 – $9.1 billion) which had an average term to maturity of 14 years (December 31, 2020 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2024 until 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.

1.See definition in Glossary of Terms beginning on page 55.
46 BROOKFIELD ASSET MANAGEMENT

The increase in term debt compared to the prior year is predominantly due to the $600 million green bond financing and $250 million re-opening of our 2051 notes in the third quarter of 2021 as we strengthened our liquidity position during the period.
We had $350 million of commercial paper outstanding at September 30, 2021 (December 31, 2020 – $nil). Our commercial paper program is supported by our $2.6 billion revolving term credit facilities with maturities ranging from 2024 to 2026. As at September 30, 2021, $62 million of the facilities were utilized for letters of credit (December 31, 2020 – $64 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

AS AT SEP. 30, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Real estate	2.9%	3.1%	4	3	$4,747	$3,378
Renewable power and transition	3.1%	3.9%	10	13	2,640	2,132
Infrastructure	2.8%	2.7%	9	6	3,379	3,158
Private equity	2.6%	2.4%	5	3	751	310
Residential development	5.3%	5.5%	7	6	1,853	1,790
Total	3.2%	3.5%	7	7	$13,370	$10,768
Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. It generally has no recourse to the Corporation.
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT SEP. 30, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Real estate	3.6%	3.8%	4	4	$72,488	$67,073
Renewable power and transition	4.3%	4.3%	9	10	18,163	16,353
Infrastructure	3.9%	4.3%	6	8	29,969	21,309
Private equity and other	4.6%	5.2%	5	5	21,569	23,333
Residential development	2.8%	5.1%	2	3	606	488
Total	3.9%	4.2%	5	6	$142,795	$128,556
Property-specific borrowings have increased by $14.2 billion since December 31, 2020. The increase in borrowings is largely attributable to acquisitions in our Infrastructure and Renewable Power and Transition businesses, along with refinancings completed in our Real Estate segment.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at September 30, 2021, 71% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
Q3 2021 INTERIM REPORT 47

The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Fixed Rate				Floating Rate
	2021		2020		2021		2020
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.2%	$10,309	4.4%	$9,077	—%	$—	—%	$—
Subsidiary borrowings	4.0%	8,476	4.3%	7,683	1.9%	4,894	1.7%	3,085
Property-specific borrowings	4.8%	53,908	5.2%	54,699	3.4%	88,887	3.4%	73,857
Total	4.6%	$72,693	5.0%	$71,459	3.4%	$93,781	3.4%	$76,942
Non-controlling interests
In July 2021, we completed the privatization of BPY and own a 100% stake in the business. As a result of the privatization, non-controlling interests decreased in the third quarter of 2021.
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Term	Average Rate
		2021	2020	2021	2020
Fixed rate-reset	Perpetual	4.1%	4.1%	$2,875	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	2.2%	1.8%	531	531
Total		4.0%	3.9%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2021 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2021	2020[1]	2021	2020[1]
Outstanding at beginning of period	1,506.7	1,511.5	1,510.7	1,509.3
Issued (repurchased)
Issuances	61.3	—	61.3	—
Repurchases	(2.1)	(0.7)	(8.7)	(6.2)
Long-term share ownership plans[2]	2.1	1.4	4.7	9.0
Dividend reinvestment plan and others	—	0.1	—	0.2
Outstanding at end of period	1,568.0	1,512.3	1,568.0	1,512.3
Unexercised options and other share-based plans[2] and exchangeable shares of affiliate	82.3	58.6	82.3	58.6
Total diluted shares at end of period	1,650.3	1,570.9	1,650.3	1,570.9
1. 2020 adjusted to reflect the three-for-two-stock split effective April 1, 2020.
2.Includes management share option plan and restricted stock plan.
The company holds 69.9 million Class A shares (September 30, 2020 – 61.5 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 22.3 million (September 30, 2020 – 8.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2021 and September 30, 2020, resulting in a net reduction of 47.6 million (September 30, 2020 – 52.8 million) diluted shares outstanding.
48 BROOKFIELD ASSET MANAGEMENT

During the third quarter of 2021, 1.2 million options were exercised, of which 0.5 million were issued on a net-settled basis, resulting in the cancellation of 0.7 million vested options.
The cash value of unexercised options was $1.3 billion as at September 30, 2021 (2020 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
During the quarter, the issuance of 61.3 million Class A shares were primarily due to the share consideration contributed as part of the BPY privatization.
As of November 12, 2021, the Corporation had outstanding 1,568,195,791 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPG, BEP, BIP, BBU and Oaktree because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at quarter-end was $14 billion, or inclusive of investor commitments to our private funds, was $80 billion.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities and there are no corporate debt maturities until March 2024 when $400 million (C$500 million) is due. Periodically, we will fund acquisitions and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPG, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPG’s $1 billion commitment. As of September 30, 2021, the Corporation has funded $1.7 billion of our $2.75 billion commitment. On May 26, 2021, the Corporation committed $2.5 billion to our fourth flagship real estate fund. On August 3, 2020, the Corporation committed $750 million to our latest opportunistic credit fund. As of September 30, 2021, the Corporation has funded $187.5 million of our $750 million commitment. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Q3 2021 INTERIM REPORT 49

Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power and Transition	Infrastructure	Private Equity[1]	Oaktree	Total 2021	Total 2020
Cash and financial assets, net	$3,042	$128	$510	$732	$464	$644	$5,520	$6,823
Undrawn committed credit facilities	2,177	1,055	1,955	1,770	1,324	650	8,931	9,194
Core liquidity[2]	5,219	1,183	2,465	2,502	1,788	1,294	14,451	16,017
Uncalled private fund commitments	—	24,303	3,117	11,046	9,450	17,943	65,859	60,594
Total liquidity[2]	$5,219	$25,486	$5,582	$13,548	$11,238	$19,237	$80,310	$76,611
1.A $1 billion two-year credit facility which was secured in April 2020 to support growth initiatives was cancelled in March 2021.
2.See definition in Glossary of Terms beginning on page 55.
As at September 30, 2021, the Corporation’s core liquidity was $5.2 billion, consisting of $3.0 billion in cash and financial assets and $2.2 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our perpetual affiliates and private funds, funding strategic transactions as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 51. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the third quarter of 2021, we generated $1.2 billion of distributable earnings1, inclusive of:
• $451 million fee-related earnings;
•$572 million of distributions from our perpetual affiliates, other principal investments, and corporate cash and financial assets; and
•realizations, including $146 million of realized carried interest and $223 million of disposition gains from principal investments; partially offset by
•other invested capital earnings, including corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, resulting in expenses of $150 million.
The Corporation paid $204 million in cash dividends on its common equity during the quarter ended September 30, 2021 (2020 – $182 million).

1.See definition in Glossary of Terms beginning on page 55.
50 BROOKFIELD ASSET MANAGEMENT

The following table presents distributable earnings generated by the Corporation:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Fee revenues	$857	$728	$2,548	$2,069
Direct costs	(365)	(325)	(1,088)	(971)
	492	403	1,460	1,098
Amounts attributable to non-Brookfield shareholders	(41)	(31)	(113)	(81)
Fee-related earnings[1]	451	372	1,347	1,017

Perpetual affiliates	509	360	1,319	1,101
Corporate cash and financial assets	(29)	80	64	214
Other principal investments	92	39	155	(67)
Distributions from investments	572	479	1,538	1,248

Corporate borrowings	(111)	(98)	(325)	(282)
Corporate costs and taxes	(33)	(37)	(115)	(113)
	(144)	(135)	(440)	(395)
Preferred share dividends	(39)	(34)	(119)	(105)
Add back: equity-based compensation costs	33	23	89	69
	(150)	(146)	(470)	(431)
Distributable earnings before realizations	873	705	2,415	1,834

Realizations
Realized carried interest, net[2]	146	27	$574	$117
Disposition gains from principal investments	223	158	1,992	637
Distributable earnings	$1,242	$890	$4,981	$2,588
1.Includes $65 million for the three months ended September 30, 2021 (2020 – $49 million), and $182 million for the nine months ended September 30, 2021 (2020 – $129 million) of fee-related earnings, net from Oaktree.
2.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s invested capital based on current distribution policies for each entity:

AS AT SEP. 30, 2021 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Perpetual affiliates
Brookfield Renewable[4]	48%	312.0	1.22	11,602	$381	$289
Brookfield Infrastructure [5]	27%	132.5	2.04	7,466	270	204
Brookfield Business Partners	64%	94.5	0.25	4,336	24	18
Brookfield Property Group[6]	100%	n/a	n/a	n/a	1,300	737
					1,975	1,248
Corporate cash and financial assets[7]	various	various	various	3,042	244	64
Other investments[8]	various	various	various	various	4	5
Total					$2,223	$1,317
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on September 30, 2021.
3.Distributions (current rate) are calculated by multiplying units held as at September 30, 2021 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 55.
4.Brookfield owned units represent the combined units held in BEP and BEPC. On February 16, 2021, we completed the sale of 15 million class A shares of BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.For the three months ended September 30, 2021, BPG’s distributions include nominal amounts of preferred share dividends received by the Corporation (2020 – nominal amounts).
7.Includes cash and cash equivalents and financial assets net of deposits.
8.Other includes cash distributions from our listed investment within our Private Equity segment.
Q3 2021 INTERIM REPORT 51

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2021	2020	2021	2020
Operating activities	$2,225	$2,227	$5,589	$5,525
Financing activities	4,859	3,940	4,940	9,404
Investing activities	(5,930)	(7,000)	(8,819)	(12,752)
Change in cash and cash equivalents	$1,154	$(833)	$1,710	$2,177
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flow from operating activities of $2.2 billion for the three months ended September 30, 2021 reflects the strong cash flow generation of our business. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $386 million versus the prior year period as a result of same-store growth across our business and contributions from subsidiaries acquired, net of disposals, during the last 12 months.
Financing Activities
Net cash inflows from financing activities totaled $4.9 billion in the third quarter of 2021 versus $3.9 billion in the prior year period, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments, of $7.0 billion; and
•non-recourse credit facilities drawn, net, of $2.7 billion related to short-term borrowings backed by private fund commitments; partially offset by
•capital repaid to non-controlling interests, net of capital provided, of $3.6 billion; and
•distributions to non-controlling interests of $1.4 billion.
Investing Activities
Net cash outflows from investing activities were $5.9 billion in the third quarter of 2021 versus $7.0 billion in the prior year period, and mainly related to:
•acquisitions of investment properties, net of dispositions, of $2.4 billion;
•acquisitions of subsidiaries, net of dispositions, of $1.4 billion primarily associated with acquisitions in our Infrastructure segment;
•additions to PP&E, net of dispositions, of $1.4 billion; and
•acquisitions of financial assets and other, net of dispositions, of $420 million primarily as a result of investments in debt and equity securities across our operating segments as well as financial assets associated with managing currency risk.
Refer to our Acquisitions of Consolidated Entities in Note 4 to the consolidated financial statements for further details.
52 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited September 30, 2021 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2020 consolidated financial statements.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2020 Annual Report for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
We have adjusted capitalization and discount rates in certain assets to reflect changes to risk-free borrowing rates and the current market environment. During the current period, cash flow adjustments have been made as we have taken into account the anticipated outcome of tenant negotiations, leasing downtime, nil-to-minimal rental growth in the near-term and bad debt reserves as new information of the current market is understood.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core and transitional and development portfolios having a 91% and 88% occupancy level, respectively. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current quarter, 22 of our properties were externally appraised, representing a gross property value of $16 billion of assets; external appraisals were within one percent of management’s valuations.

Q3 2021 INTERIM REPORT 53

The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of September 30, 2021 and December 31, 2020 are summarized below.

	Core		Transitional and Development		LP Investments		Weighted Average
AS AT SEP. 30, 2021 AND DEC. 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate	5.9%	6.0%	7.3%	7.3%	8.8%	9.2%	7.6%	7.7%
Terminal capitalization rate	4.6%	4.6%	5.9%	5.9%	6.3%	6.0%	5.7%	5.6%
Investment horizon (years)	11	11	10	10	13	14	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2021 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT SEP. 30, 2021 (MILLIONS)	Fair Value	Sensitivity
Core	18,937	1,896
Transitional and Development	25,941	430
LP investments	56,507	2,564
Other investment properties	2,108	66
Total	$103,493	$4,956
ii.Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2020 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2020. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the quarter ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact of the global pandemic on their design and operating effectiveness.
54 BROOKFIELD ASSET MANAGEMENT

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and perpetual affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: real estate, infrastructure/renewable power, transition and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BPG, BEP, BEPC, BIP, BIPC, and BBU as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• BBU – Brookfield Business Partners L.P.	• Forest City – Forest City Realty Trust, Inc.
• BEP – Brookfield Renewable Partners L.P.	• IPL – Inter Pipeline Ltd.
• BEPC – Brookfield Renewable Corporation	• Norbord – Norbord Inc.
• BIP – Brookfield Infrastructure Partners L.P.	• Oaktree – Oaktree Capital Management
• BIPC – Brookfield Infrastructure Corporation	• Summit DigiTel – Summit Digitel Infrastructure Pvt. Ltd.
• BPG – Brookfield Property Group	• TERP – TerraForm Power, Inc.
• BPY – Brookfield Property Partners L.P.	• West Fraser – West Fraser Timber Co.
• BSREP III – Brookfield Strategic Real Estate Partners III
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Q3 2021 INTERIM REPORT 55

Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the recent BPY privatization. Perpetual affiliate capitalization as at September 30, 2021, was as follows: BEP/BEPC – $29.0 billion; BIP/BIPC – $31.4 billion; BBU – $7.2 billion; and BPG – $20.4 billion.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2021	2020
Realized carried interest[1]	$304	$42
Less: direct costs associated with realized carried interest	(123)	(13)
	181	29
Less: realized carried interest not attributable to BAM	(35)	(2)
Realized carried interest, net	$146	$27
1.Includes $188 million of realized carried interest related to Oaktree (2020 – $8 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT SEP. 30 (MILLIONS)	2021	2020
Carry eligible capital[1]	$102,960	$83,474
Less:
Uncalled private fund commitments	(35,476)	(27,977)
Co-investments and other	(6,997)	(7,606)
Funds not yet at target preferred return	(14,054)	(16,360)
Adjusted carry eligible capital	$46,433	$31,531
1.Excludes carry eligible capital related to Oaktree.

Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize
56 BROOKFIELD ASSET MANAGEMENT

quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current quarter. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Distributable earnings (formerly referred to as “cash available for distribution and/or reinvestment”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our perpetual affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments. As of January 1, 2021, we now include realizations from our principal investments as these are earnings that are directly received by the Corporation and are available for distribution to common shareholders or to be reinvested into the business. Comparative figures have been revised accordingly.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Q3 2021 INTERIM REPORT 57

Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Nine Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2021	2020	2021	2020	2021	2020	2021	2020
Net income (loss)	$2,722	$542	$1.66	$0.34	$8,927	$(1,108)	$5.60	$(0.75)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	307	602	0.19	0.39	923	2,793	0.59	1.85
Fair value changes	(700)	31	(0.43)	0.02	(3,171)	1,598	(2.02)	1.06
Depreciation and amortization	1,617	1,470	1.00	0.96	4,698	4,255	2.99	2.81
Deferred income taxes	428	21	0.27	0.01	918	93	0.58	0.06
Realized disposition gains recorded as fair value changes or equity	255	161	0.15	0.10	2,467	723	1.57	0.48
Non-controlling interest in FFO	(3,221)	(1,788)	(1.99)	(1.17)	(8,933)	(5,270)	(5.68)	(3.58)
Total FFO	$1,408	$1,039	$0.85	$0.65	$5,829	$3,084	$3.63	$1.93
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

58 BROOKFIELD ASSET MANAGEMENT

Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to us by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2021	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$2.04	$0.73	/	$0.79	15% / 25%
Brookfield Renewable (BEP)[4]	1.22	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of investments in our perpetual affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain liquid strategies portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Q3 2021 INTERIM REPORT 59

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT SEP. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2021
Real Estate	$16,972	1.4x	20%	22%
Infrastructure	23,691	1.5x	20%	16%
Private Equity	5,770	2.0x	20%	16%
	$46,433
2020
Real Estate	$8,911	1.5x	20%	16%
Infrastructure	20,377	1.4x	20%	17%
Private Equity	2,243	2.9x	20%	18%
	$31,531
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest
(MILLIONS)	Sep. 30, 2021	Jun. 30, 2021	Change	Sep. 30, 2020	Jun. 30, 2020	Change
Real Estate	$1,591	$1,193	$398	$751	$640	$111
Infrastructure	1,851	1,825	26	1,288	1,095	193
Private Equity	923	879	44	752	552	200
Oaktree	1,532	1,432	100	728	645	83
Accumulated unrealized carried interest	5,897	5,329	568	3,519	2,932	587
Less: associated expenses[1]	(1,930)	(1,823)	(107)	(1,238)	(1,032)	(206)
Accumulated unrealized carry, net	$3,967	$3,506	461	$2,281	$1,900	381
Add: realized carried interest, net			146			27
Unrealized carried interest, net			$607			$408
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
60 BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Note	2021	2020
Assets
Cash and cash equivalents	5	$11,343	$9,933
Other financial assets	5,6	17,646	17,730
Accounts receivable and other	5,6	20,272	18,928
Inventory	6	11,620	10,360
Assets classified as held for sale	7	3,474	5,917
Equity accounted investments	8	43,267	41,327
Investment properties	9	103,493	96,782
Property, plant and equipment	10	107,761	100,009
Intangible assets		26,056	24,658
Goodwill		16,999	14,714
Deferred income tax assets		3,493	3,338
Total assets		$365,424	$343,696

Liabilities and equity
Corporate borrowings	5,6	$10,309	$9,077
Accounts payable and other	5,6	52,087	50,682
Liabilities associated with assets classified as held for sale	7	1,773	2,359
Non-recourse borrowings of managed entities	5,6	156,165	139,324
Deferred income tax liabilities		17,729	15,913
Subsidiary equity obligations	5	3,790	3,699

Equity
Preferred equity		4,145	4,145
Non-controlling interests		80,618	86,804
Common equity	12	38,808	31,693
Total equity		123,571	122,642
Total liabilities and equity		$365,424	$343,696
Q3 2021 INTERIM REPORT 61

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2021	2020	2021	2020
Revenues	13	$19,248	$16,249	$53,944	$45,664
Direct costs		(14,751)	(12,372)	(40,932)	(34,527)
Other income and gains		1,123	34	3,078	304
Equity accounted income (loss)	8	662	139	1,818	(704)
Expenses
Interest		(1,899)	(1,757)	(5,560)	(5,324)
Corporate costs		(27)	(25)	(86)	(74)
Fair value changes	14	700	(31)	3,171	(1,598)
Depreciation and amortization		(1,617)	(1,470)	(4,698)	(4,255)
Income taxes		(717)	(225)	(1,808)	(594)
Net income (loss)		$2,722	$542	$8,927	$(1,108)
Net income (loss) attributable to:
Shareholders		$797	$172	$2,848	$(777)
Non-controlling interests		1,925	370	6,079	(331)
		$2,722	$542	$8,927	$(1,108)
Net income (loss) per share:
Diluted	12	$0.47	$0.10	$1.72	$(0.53)
Basic	12	0.49	0.10	1.78	(0.53)
62 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2021	2020	2021	2020
Net income (loss)		$2,722	$542	$8,927	$(1,108)
Other comprehensive (loss) income
Items that may be reclassified to net income
Financial contracts and power sale agreements		(163)	62	126	(574)
Marketable securities		(36)	(111)	95	29
Equity accounted investments	8	(1)	45	80	(141)
Foreign currency translation		(1,451)	531	(1,537)	(4,212)
Income taxes		36	(1)	36	27
		(1,615)	526	(1,200)	(4,871)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	10	65	23	(316)	(222)
Revaluation of pension obligations		—	(2)	48	(7)
Equity accounted investments	8	(2)	(2)	(2)	(222)
Marketable securities		(31)	82	484	202
Income taxes		(206)	(17)	(426)	(77)
		(174)	84	(212)	(326)
Other comprehensive (loss) income		(1,789)	610	(1,412)	(5,197)
Comprehensive income (loss)		$933	$1,152	$7,515	$(6,305)
Attributable to:
Shareholders
Net income (loss)		$797	$172	$2,848	$(777)
Other comprehensive (loss) income		(440)	271	(210)	(1,213)
Comprehensive income (loss)		$357	$443	$2,638	$(1,990)

Non-controlling interests
Net income (loss)		$1,925	$370	$6,079	$(331)
Other comprehensive (loss) income		(1,349)	339	(1,202)	(3,984)
Comprehensive income (loss)		$576	$709	$4,877	$(4,315)

Q3 2021 INTERIM REPORT 63

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2021	$7,385	$302	$16,168	$3,595	$6,786	$(1,879)	$1,012	$33,369	$4,145	$88,423	$125,937
Changes in period:
Net income	—	—	797	—	—	—	—	797	—	1,925	2,722
Other comprehensive income (loss)	—	—	—	—	20	(427)	(33)	(440)	—	(1,349)	(1,789)
Comprehensive income (loss)	—	—	797	—	20	(427)	(33)	357	—	576	933
Shareholder distributions
Common equity	—	—	(204)	—	—	—	—	(204)	—	—	(204)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,351)	(1,351)
Other items
Equity issuances, net of redemptions	3,137	(8)	—	—	—	—	—	3,129	—	(3,640)	(511)
Share-based compensation	—	17	(12)	—	—	—	—	5	—	—	5
Ownership changes	—	—	104	2,170	(80)	2	(8)	2,188	—	(3,390)	(1,202)
Total change in period	3,137	9	649	2,170	(60)	(425)	(41)	5,439	—	(7,805)	(2,366)
Balance as at September 30, 2021	$10,522	$311	$16,817	$5,765	$6,726	$(2,304)	$971	$38,808	$4,145	$80,618	$123,571
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2020	$7,345	$267	$14,723	$1,178	$7,449	$(3,225)	$188	$27,925	$4,145	$78,996	$111,066
Changes in period:
Net income	—	—	172	—	—	—	—	172	—	370	542
Other comprehensive income	—	—	—	—	5	205	61	271	—	339	610
Comprehensive income	—	—	172	—	5	205	61	443	—	709	1,152
Shareholder distributions
Common equity	—	—	(182)	—	—	—	—	(182)	—	—	(182)
Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,173)	(1,173)
Other items
Equity issuances, net of redemptions	15	(6)	(14)	—	—	—	—	(5)	—	3,293	3,288
Share-based compensation	—	15	(1)	—	—	—	—	14	—	—	14
Ownership changes	—	—	157	1,149	(716)	117	138	845	—	(1,669)	(824)
Total change in period	15	9	98	1,149	(711)	322	199	1,081	—	1,160	2,241
Balance as at September 30, 2020	$7,360	$276	$14,821	$2,327	$6,738	$(2,903)	$387	$29,006	$4,145	$80,156	$113,307
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

64 BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
Changes in period:
Net income	—	—	2,848	—	—	—	—	2,848	—	6,079	8,927
Other comprehensive (loss) income	—	—	—	—	(96)	(334)	220	(210)	—	(1,202)	(1,412)
Comprehensive income (loss)	—	—	2,848	—	(96)	(334)	220	2,638	—	4,877	7,515
Shareholder distributions
Common equity	—	—	(1,134)	—	—	—	—	(1,134)	—	—	(1,134)
Preferred equity	—	—	(111)	—	—	—	—	(111)	—	—	(111)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(6,701)	(6,701)
Other items
Equity issuances, net of redemptions	3,154	(25)	(288)	—	—	—	—	2,841	—	(849)	1,992
Share-based compensation	—	51	(16)	—	—	—	—	35	—	—	35
Ownership changes	—	—	340	3,074	(708)	163	(23)	2,846	—	(3,513)	(667)
Total change in period	3,154	26	1,639	3,074	(804)	(171)	197	7,115	—	(6,186)	929
Balance as at September 30, 2021	$10,522	$311	$16,817	$5,765	$6,726	$(2,304)	$971	$38,808	$4,145	$80,618	$123,571
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in period:
Net loss	—	—	(777)	—	—	—	—	(777)	—	(331)	(1,108)
Other comprehensive loss	—	—	—	—	(53)	(1,066)	(94)	(1,213)	—	(3,984)	(5,197)
Comprehensive loss	—	—	(777)	—	(53)	(1,066)	(94)	(1,990)	—	(4,315)	(6,305)
Shareholder distributions
Common equity	—	—	(545)	—	—	—	—	(545)	—	—	(545)
Preferred equity	—	—	(105)	—	—	—	—	(105)	—	—	(105)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,638)	(4,638)
Other items
Equity issuances, net of redemptions	55	(54)	(196)	—	—	—	—	(195)	—	10,190	9,995
Share-based compensation	—	44	(31)	—	—	—	—	13	—	—	13
Ownership changes	—	—	449	1,317	(1,085)	180	99	960	—	(2,914)	(1,954)
Total change in period	55	(10)	(1,205)	1,317	(1,138)	(886)	5	(1,862)	—	(1,677)	(3,539)
Balance as at September 30, 2020	$7,360	$276	$14,821	$2,327	$6,738	$(2,903)	$387	$29,006	$4,145	$80,156	$113,307
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.
Q3 2021 INTERIM REPORT 65

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2021	2020	2021	2020
Operating activities
Net income (loss)		$2,722	$542	$8,927	$(1,108)
Other income and gains		(1,123)	(34)	(3,078)	(304)
Share of undistributed equity accounted earnings		(287)	241	(552)	1,569
Fair value changes	14	(700)	31	(3,171)	1,598
Depreciation and amortization		1,617	1,470	4,698	4,255
Deferred income taxes		428	21	918	93
Investments in residential inventory		(121)	3	(188)	(164)
Net change in non-cash working capital balances		(311)	(47)	(1,965)	(414)
		2,225	2,227	5,589	5,525
Financing activities
Corporate borrowings arranged		853	492	1,350	1,826
Corporate borrowings repaid		—	—	(526)	(251)
Commercial paper and bank borrowings, net		350	—	350	—
Non-recourse borrowings arranged		21,942	7,498	44,768	24,152
Non-recourse borrowings repaid		(14,958)	(6,028)	(34,447)	(20,022)
Non-recourse credit facilities, net		2,685	432	3,359	(441)
Subsidiary equity obligations issued		—	—	—	195
Subsidiary equity obligations redeemed		—	(219)	(248)	(243)
Deposits from related parties arranged		—	—	802	—
Deposits from related parties repaid		(557)	—	(557)	—
Capital provided from non-controlling interests		2,100	4,981	9,560	12,999
Capital repaid to non-controlling interests		(5,740)	(1,688)	(10,409)	(2,809)
Repayment of lease liabilities		(227)	(123)	(811)	(394)
Common shares issued		2	5	17	10
Common shares repurchased		—	(21)	(322)	(330)
Distributions to non-controlling interests		(1,351)	(1,173)	(6,701)	(4,638)
Distributions to shareholders		(240)	(216)	(1,245)	(650)
		4,859	3,940	4,940	9,404
Investing activities
Acquisitions
Investment properties		(3,309)	(1,143)	(7,798)	(3,224)
Property, plant and equipment		(1,401)	(882)	(4,340)	(2,874)
Equity accounted investments		(509)	(1,671)	(1,697)	(3,400)
Financial assets and other		(8,378)	(6,035)	(24,336)	(17,646)
Acquisition of subsidiaries		(3,158)	(3,348)	(5,931)	(3,404)
Dispositions
Investment properties		959	228	4,559	772
Property, plant and equipment		45	41	128	96
Equity accounted investments		205	47	1,379	137
Financial assets and other		7,958	5,659	23,484	15,863
Disposition of subsidiaries		1,799	281	5,491	1,243
Restricted cash and deposits		(141)	(177)	242	(315)
		(5,930)	(7,000)	(8,819)	(12,752)
Cash and cash equivalents
Change in cash and cash equivalents		1,154	(833)	1,710	2,177
Net change in cash classified within assets held for sale		(170)	(25)	(198)	(4)
Foreign exchange revaluation		(100)	58	(102)	(228)
Balance, beginning of period		10,459	9,523	9,933	6,778
Balance, end of period		$11,343	$8,723	$11,343	$8,723
66 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power and transition, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at September 30, 2021, the Corporation’s Capital totaled $53.5 billion (December 31, 2020 – $45.1 billion), and is computed as follows:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Cash and cash equivalents	$1,151	$1,283
Other financial assets	3,307	3,809
Common equity in managed investments	42,623	33,732
Other assets and liabilities of the Corporation	6,411	6,321
Corporation’s Capital	$53,492	$45,145
Corporation’s Capital is comprised of the following:
Common equity	$38,808	$31,693
Preferred shares	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	10,309	9,077
	$53,492	$45,145
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q3 2021 INTERIM REPORT 67

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at September 30, 2021 is as follows:

AS AT SEP. 30, 2021 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	1,151	$10,192	$—	$11,343
Other financial assets	3,307	14,339	—	17,646
Accounts receivable and other[1]	2,686	18,538	(952)	20,272
Inventory	2	11,618	—	11,620
Assets classified as held for sale	—	3,474	—	3,474
Equity accounted investments	6,262	37,005	—	43,267
Investment properties	16	103,477	—	103,493
Property, plant and equipment	178	107,583	—	107,761
Intangible assets	229	25,827	—	26,056
Goodwill	361	16,638	—	16,999
Deferred income tax assets	2,200	1,293	—	3,493
Accounts payable and other[1]	(5,159)	(47,880)	952	(52,087)
Liabilities associated with assets classified as held for sale	—	(1,773)	—	(1,773)
Deferred income tax liabilities	(238)	(17,491)	—	(17,729)
Subsidiary equity obligations	(126)	(3,664)	—	(3,790)
Total	10,869	279,176	—	290,045
Common equity in managed investments[2]	42,623	—	(42,623)	—
Corporation’s Capital	53,492	279,176	(42,623)	290,045
Less:
Corporate borrowings	10,309	—	—	10,309
Non-recourse borrowings of managed entities	—	156,165	—	156,165
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	80,388	—	80,618
Common equity	$38,808	$42,623	$(42,623)	$38,808
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $952 million and $952 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our real estate, infrastructure, renewable power and transition, private equity and residential development operating segments.

68 BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2020 is as follows:

AS AT DEC. 31, 2020 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	$1,283	$8,650	$—	$9,933
Other financial assets	3,809	13,921	—	17,730
Accounts receivable and other[1]	3,632	17,401	(2,105)	18,928
Inventory	2	10,358	—	10,360
Assets classified as held for sale	—	5,917	—	5,917
Equity accounted investments	5,361	35,966	—	41,327
Investment properties	17	96,765	—	96,782
Property, plant and equipment	122	99,887	—	100,009
Intangible assets	285	24,373	—	24,658
Goodwill	368	14,346	—	14,714
Deferred income tax assets	2,159	1,179	—	3,338
Accounts payable and other[1]	(5,134)	(47,653)	2,105	(50,682)
Liabilities associated with assets classified as held for sale	—	(2,359)	—	(2,359)
Deferred income tax liabilities	(414)	(15,499)	—	(15,913)
Subsidiary equity obligations	(77)	(3,622)	—	(3,699)
Total	11,413	259,630	—	271,043
Common equity in managed investments[2]	33,732	—	(33,732)	—
Corporation’s Capital	45,145	259,630	(33,732)	271,043
Less:
Corporate borrowings	9,077	—	—	9,077
Non-recourse borrowings of managed entities	—	139,324	—	139,324
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	86,574	—	86,804
Common equity	$31,693	$33,732	$(33,732)	$31,693
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $2.1 billion and $2.1 billion, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Q3 2021 INTERIM REPORT 69

2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2020.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented in Note 2 of the Consolidated Financial Statements for the fiscal year ended December 31, 2020 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 10, 2021.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the interim financial statements as of and for the three and nine months ended September 30, 2021.
c)    Recently Adopted Accounting Standards
Interest Rate Benchmark Reform
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flow changes as a result of Interbank Offered Rates (“IBOR”) reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on our company’s financial reporting.
d)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations and financial reporting.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The company is currently assessing the impact of IAS 1 on its operations and financial reporting.
70 BROOKFIELD ASSET MANAGEMENT

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
The Corporation:
i.Asset management operations include managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Managed investments:
iii.Real estate operations include the ownership, operation and development of core and transitional and development investments, as well as our share of LP investments, which sit within our private funds.
iv.Renewable power and transition operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
v.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
vi.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vii.Residential development operations consist of homebuilding, condominium development and land development.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.

Q3 2021 INTERIM REPORT 71

We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$77	$(8)	$2,572	$1,068	$3,016	$11,976	$547	$19,248
Inter-segment and other revenues[1]	1,084	(7)	8	—	1	84	—	1,170	i
Segmented revenues	1,161	(15)	2,580	1,068	3,017	12,060	547	20,418
FFO from equity accounted investments[1]	112	21	192	53	415	123	53	969	ii
Interest expense	—	(111)	(808)	(226)	(376)	(363)	(15)	(1,899)	iii
Current income taxes	—	(6)	(45)	(22)	(93)	(119)	(4)	(289)	iv
Funds from operations[1]	597	(151)	147	58	248	433	76	1,408	v
Common equity	4,887	(8,701)	30,010	4,260	2,293	3,502	2,557	38,808
Equity accounted investments	4,478	1,784	22,243	1,548	9,780	3,088	346	43,267
Additions to non-current assets[2]	—	83	5,275	421	15,226	1,286	(5)	22,286
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2021, $457 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
72 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$61	$199	$2,194	$957	$2,320	$9,923	$595	$16,249
Inter-segment and other revenues[1]	709	(2)	8	—	3	168	—	886	i
Segmented revenues	770	197	2,202	957	2,323	10,091	595	17,135
FFO from equity accounted investments[1]	52	(8)	187	4	307	188	11	741	ii
Interest expense	—	(99)	(767)	(216)	(284)	(385)	(6)	(1,757)	iii
Current income taxes	—	(13)	(2)	(13)	(72)	(102)	(2)	(204)	iv
Funds from operations[1]	399	(44)	90	64	244	249	37	1,039	v
Common equity	4,947	(6,986)	19,331	5,154	2,552	3,965	2,730	31,693
Equity accounted investments	4,530	830	21,024	1,444	10,530	2,623	346	41,327
Additions to non-current assets[2]	—	41	1,958	150	7,401	589	9	10,148
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2020, $240 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$245	$172	$6,892	$3,436	$8,632	$32,822	$1,745	$53,944
Inter-segment and other revenues[1]	3,623	(14)	24	—	5	367	—	4,005	i
Segmented revenues	3,868	158	6,916	3,436	8,637	33,189	1,745	57,949
FFO from equity accounted investments[1]	423	44	527	130	1,243	296	78	2,741	ii
Interest expense	—	(319)	(2,332)	(662)	(1,110)	(1,088)	(49)	(5,560)	iii
Current income taxes	—	(30)	(77)	(60)	(283)	(431)	(9)	(890)	iv
Funds from operations[1]	1,921	(245)	586	969	695	1,762	141	5,829	v
Additions to non-current assets[2]	—	943	14,927	3,669	16,568	3,747	72	39,926
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2021, $1.7 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$177	$407	$6,657	$3,022	$6,689	$27,262	$1,450	$45,664
Inter-segment and other revenues[1]	2,142	(19)	23	—	5	433	—	2,584	i
Segmented revenues	2,319	388	6,680	3,022	6,694	27,695	1,450	48,248
FFO from equity accounted investments[1]	171	(32)	604	19	926	384	17	2,089	ii
Interest expense	—	(283)	(2,364)	(664)	(836)	(1,159)	(18)	(5,324)	iii
Current income taxes	—	(52)	(17)	(29)	(188)	(200)	(15)	(501)	iv
Funds from operations[1]	1,134	(177)	398	696	465	551	17	3,084	v
Additions to non-current assets[2]	64	128	5,835	1,345	8,210	2,919	40	18,541
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2020, $837 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended September 30, 2021, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.1 billion (2020 – $709 million), revenues earned on construction projects between consolidated entities totaling $77 million (2020 – $167 million), and other revenues totaling a net income of $9 million (2020 – $10 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

Q3 2021 INTERIM REPORT 73

For the nine months ended September 30, 2021, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $3.6 billion (2020 – $2.1 billion), revenues earned on construction projects between consolidated entities totaling $356 million (2020 – $431 million), and other revenues totaling a net income of $26 million (2020 – $11 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2021	2020	2021	2020
Consolidated equity accounted income (loss)	$662	$139	$1,818	$(704)
Non-FFO items from equity accounted investments[1]	307	602	923	2,793
FFO from equity accounted investments	$969	$741	$2,741	$2,089
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the three months ended September 30, 2021, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $5 million (2020 – $nil) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2021, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $23 million (2020 – $nil) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2021	2020	2021	2020
Current income tax expense	$(289)	$(204)	$(890)	$(501)
Deferred income tax expense	(428)	(21)	(918)	(93)
Income tax expense	$(717)	$(225)	$(1,808)	$(594)
v.Reconciliation of Net Income (Loss) to Total FFO
The following table reconciles net income (loss) to total FFO:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2021	2020	2021	2020
Net income (loss)		$2,722	$542	$8,927	$(1,108)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		307	602	923	2,793
Fair value changes		(700)	31	(3,171)	1,598
Depreciation and amortization		1,617	1,470	4,698	4,255
Deferred income taxes		428	21	918	93
Realized disposition gains in fair value changes or equity	vi	255	161	2,467	723
Non-controlling interests in FFO		(3,221)	(1,788)	(8,933)	(5,270)
Total FFO		$1,408	$1,039	$5,829	$3,084

74 BROOKFIELD ASSET MANAGEMENT

vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $255 million for the three months ended September 30, 2021 (2020 – $161 million), of which $239 million relates to prior periods (2020 – loss of $12 million), $nil has been recorded directly in equity as changes in ownership (2020 – $161 million) and a gain of $16 million has been recorded in fair value changes (2020 – $12 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $2.5 billion for the nine months ended September 30, 2021 (2020 – $723 million), of which $1.7 billion relates to prior periods (2020 – $26 million), $751 million has been recorded directly in equity as changes in ownership (2020 – $695 million) and a gain of $36 million has been recorded in fair value changes (2020 – $2 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2021	2020	2021	2020
U.S.	$4,939	$4,539	$13,962	$13,189
Canada	1,857	1,580	5,146	4,393
U.K.	5,815	4,296	15,347	11,709
Brazil	955	845	2,654	2,471
Europe	2,021	1,688	5,923	4,557
Australia	1,456	1,425	4,378	4,036
India	676	290	1,878	715
Colombia	466	430	1,394	1,307
Other Asia	635	557	1,942	1,566
Other	428	599	1,320	1,721
	$19,248	$16,249	$53,944	$45,664
The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
U.S.	$163,169	$159,684
Canada	51,710	36,403
U.K.	34,882	31,598
Brazil	21,372	20,675
Europe	22,913	22,267
Australia	20,361	22,000
India	21,095	21,438
Colombia	10,021	10,919
Other Asia	11,265	9,343
Other	8,636	9,369
	$365,424	$343,696
Q3 2021 INTERIM REPORT 75

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impacts as a result of business combinations that occurred in the nine months ended September 30, 2021. No material changes were made to provisional allocations.

AS AT SEP. 30, 2021 (MILLIONS)	Infrastructure	Real Estate	Renewable Power and Transition	Private Equity and Other	Total
Cash and cash equivalents	$169	$69	$2	$77	$317
Accounts receivable and other	412	102	100	121	735
Inventory	22	2	6	160	190
Equity accounted investments	—	7	—	46	53
Investment properties	—	988	—	—	988
Property, plant and equipment	10,469	2,243	2,356	88	15,156
Intangible assets	3,011	3	—	339	3,353
Goodwill	2,021	—	100	764	2,885
Deferred income tax assets	12	—	—	—	12
Total assets	16,116	3,414	2,564	1,595	23,689
Less:
Accounts payable and other	(1,078)	(126)	(161)	(352)	(1,717)
Non-recourse borrowings	(6,401)	(1,453)	(975)	(102)	(8,931)
Deferred income tax liabilities	(1,407)	—	—	(108)	(1,515)
Non-controlling interests[1]	(2,176)	(3)	—	(12)	(2,191)
	(11,062)	(1,582)	(1,136)	(574)	(14,354)
Net assets acquired	$5,054	$1,832	$1,428	$1,021	$9,335

Consideration[2]	$5,054	$1,832	$1,428	$1,021	$9,335
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the nine months ended September 30, 2021, Brookfield acquired $23.7 billion of total assets as well as assumed $14.4 billion of total liabilities and non-controlling interest in equity through business combinations. Total consideration transferred for the business combinations was $9.3 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $936 million of revenue and $24 million of net loss in 2021 from the acquired operations as a result of the acquisitions made during the first nine months. If the acquisitions had occurred at the beginning of the year, they would have contributed $3.1 billion and $104 million to total revenues and net income, respectively.
Infrastructure
On August 20, 2021, a subsidiary of the company, alongside institutional partners, acquired an effective interest of 69% in Inter Pipeline Ltd. (“IPL”). The total consideration paid for the business was approximately $4.7 billion, comprising of $1.9 billion of cash, $0.2 billion of BIPC exchangeable LP units, $1.1 billion of BIPC exchangeable shares, $0.9 billion of debt raised on closing, and an existing 10% interest valued at $0.6 billion on the acquisition date. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.8 billion and $93 million, respectively.
Subsequent to the initial acquisition, a subsidiary of the company, alongside institutional partners, acquired an additional interest of 7% in IPL during the period between August 25, 2021 and September 3, 2021, increasing our ownership of the business to approximately 76%, for approximately $530 million. This acquisition was funded through approximately $440 million of cash, $11 million of BIPC exchangeable LP units and $79 million of BIPC exchangeable shares.

76 BROOKFIELD ASSET MANAGEMENT

Real Estate
On June 16, 2021, we acquired a portfolio of operational and development science, innovation business parks and logistics assets in the U.K., through our BSREP III fund. The total consideration paid for the portfolio was $990 million, comprising $352 million of cash on hand with the remainder funded through non-recourse borrowings raised concurrently on closing. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $26 million and $61 million, respectively.
On June 30, 2021, a subsidiary of the company obtained control over a portfolio of select-service hotels after converting its preferred equity interest valued at approximately $472 million and becoming the 100% common equity holder. Total revenues and net losses that would have been recorded if the transaction had occurred at the beginning of the year are $256 million and $105 million, respectively.
Renewable Power and Transition
In March 2021, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities as well as the acquisition of 100% of a distributed generation business, which are all located in the U.S. The total consideration paid for the businesses was $1.4 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $216 million and $21 million, respectively.
Private Equity
On August 31, 2021, a subsidiary of the company, alongside institutional partners, acquired a 100% economic interest in a leading distributor of solar power solutions for the distributed generation market in Brazil. The total consideration paid for the business was $622 million, comprising of $295 million of cash consideration and $331 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholder, net of $4 million of assets transferred to the seller. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $373 million and $63 million, respectively.
Q3 2021 INTERIM REPORT 77

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no other material changes to the company’s financial risk exposure or risk management activities since December 31, 2020. Please refer to Note 26 of the December 31, 2020 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following table lists the company’s financial instruments by their respective classification as at September 30, 2021 and December 31, 2020:

	2021		2020
AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$11,343	$11,343	$9,933	$9,933
Other financial assets
Government bonds	2,309	2,309	2,651	2,651
Corporate bonds	2,858	2,858	3,599	3,599
Fixed income securities and other	3,107	3,107	2,270	2,270
Common shares and warrants	6,896	6,896	6,514	6,514
Loans and notes receivable	2,476	2,476	2,696	2,696
	17,646	17,646	17,730	17,730
Accounts receivable and other	14,648	14,648	13,672	13,672
	$43,637	$43,637	$41,335	$41,335
Financial liabilities
Corporate borrowings	$10,309	$12,004	$9,077	$10,540
Non-recourse borrowings of managed entities
Property-specific borrowings	142,795	144,956	128,556	131,099
Subsidiary borrowings	13,370	13,703	10,768	11,085
	156,165	158,659	139,324	142,184
Accounts payable and other	43,469	43,469	41,117	41,117
Subsidiary equity obligations	3,790	3,790	3,699	3,699
	$213,733	$217,922	$193,217	$197,540
78 BROOKFIELD ASSET MANAGEMENT

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2021			2020
AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$209	$2,100	$—	$7	$2,644	$—
Corporate bonds	343	2,025	392	192	2,764	286
Fixed income securities and other	749	1,797	469	867	912	491
Common shares and warrants	4,889	714	1,293	4,548	577	1,389
Loans and notes receivables	—	—	21	—	42	68
Accounts receivable and other	6	2,147	73	50	1,581	135
	$6,196	$8,783	$2,248	$5,664	$8,520	$2,369
Financial liabilities
Accounts payable and other	$88	$4,553	$1,029	$75	$5,090	$724
Subsidiary equity obligations	—	126	1,173	—	77	1,380
	$88	$4,679	$2,202	$75	$5,167	$2,104
During the three and nine months ended September 30, 2021, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2021	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$ 2,147 / (4,553)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Other financial assets	6,636	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(126)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
Q3 2021 INTERIM REPORT 79

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2021	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$469	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	392	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,293	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,173)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	73 / (1,029)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended September 30, 2021:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2021 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$2,257	$2,072	$2,369	$2,104
Fair value changes in net income	43	(89)	157	(87)
Fair value changes in other comprehensive income[1]	(16)	(109)	(29)	(90)
Additions, net of disposals	(36)	328	(249)	275
Balance, end of period	$2,248	$2,202	$2,248	$2,202
1.Includes foreign currency translation.
80 BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2021	2020	2021	2020	2021	2020
Current portion	$7,419	$5,483	$14,997	$14,187	$7,141	$6,337
Non-current portion	10,227	12,247	5,275	4,741	4,479	4,023
	$17,646	$17,730	$20,272	$18,928	$11,620	$10,360
b)    Liabilities

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2021	2020	2021	2020	2021	2020
Current portion[1]	$29,076	$25,857	$350	$—	$24,403	$21,287
Non-current portion	23,011	24,825	9,959	9,077	131,762	118,037
	$52,087	$50,682	$10,309	$9,077	$156,165	$139,324
1.Current portion of corporate borrowings includes $350 million of short-term commercial paper, which is backed by the corporate revolving credit facility.
7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT SEP. 30, 2021 (MILLIONS)	Infrastructure	Real Estate	Renewable Power and Transition and Other	Total
Assets
Cash and cash equivalents	$190	$6	$8	$204
Accounts receivable and other	110	118	4	232
Equity accounted investments	—	137	—	137
Property, plant and equipment	276	15	67	358
Intangible assets	695	—	—	695
Other long-term assets	23	1,816	—	1,839
Deferred income tax assets	9	—	—	9
Assets classified as held for sale	$1,303	$2,092	$79	$3,474
Liabilities
Accounts payable and other	$35	$94	$3	$132
Non-recourse borrowings of managed entities	1,362	100	3	1,465
Deferred income tax liabilities	88	88	—	176
Liabilities associated with assets classified as held for sale	$1,485	$282	$6	$1,773
As at September 30, 2021, assets held for sale within our Infrastructure segment include our Chilean toll road operation.
Assets held for sale within our Real Estate segment include two triple-net lease assets, three multifamily assets, a mall, a hotel and a portfolio of office assets in the U.S., as well as two office assets in Brazil.
For the nine months ended September 30, 2021, we disposed of $11.2 billion and $4.7 billion of assets and liabilities, respectively. The majority of disposals relate to the sale of a portfolio of investment properties, our North American district energy operations and our U.S. wind portfolio, as well as the derecognition of Norbord.
Q3 2021 INTERIM REPORT 81

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)
Balance, beginning of period	$41,327
Additions, net of disposals[1]	1,817
Acquisitions through business combinations	53
Share of comprehensive income	1,896
Distributions received	(1,266)
Return of capital	(181)
Foreign currency translation and other	(379)
Balance, end of period	$43,267
1.Includes assets sold and amounts reclassified to held for sale.
Additions, net of disposals, of $1.8 billion during the period primarily relate to the equity accounted investment in our graphite electrode operations upon deconsolidation, as well as the equity accounted investment in Brookfield Asset Management Reinsurance Partners Ltd. (“BAMR”) as part of the spin-off. These were partially offset by the sale of an equity accounted investment at our advanced energy storage operations within our Private Equity segment in the prior quarter.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)
Fair value, beginning of period	$96,782
Additions	10,206
Dispositions[1]	(5,136)
Fair value changes	2,784
Foreign currency translation and other	(1,143)
Fair value, end of period[2]	$103,493
1.Includes amounts reclassified to held for sale.
2.Includes $4.2 billion of ROU investment properties (December 31, 2020 – $3.3 billion).
Investment properties include the company’s office, retail, multifamily, and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $10.2 billion primarily relates to the purchases of investment properties and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT SEP. 30, 2021 (MILLIONS)
Core	$18,937
Transitional and Development	25,941
LP investments	56,507
Other investment properties	2,108
$103,493
82 BROOKFIELD ASSET MANAGEMENT

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT SEP. 30, 2021	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	5.9%	4.6%	11
Transitional and Development[1]	7.3%	5.9%	10
LP investments[1]	8.8%	6.3%	13
Other investment properties[2]	5.2 – 8.6%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.
Q3 2021 INTERIM REPORT 83

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$45,206	$32,167	$8,432	$14,204	$100,009
Additions	997	987	1,542	1,126	4,652
Acquisitions through business combinations	2,356	10,469	2,243	88	15,156
Dispositions and assets reclassified as held for sale	(1,342)	(3,356)	(27)	(91)	(4,816)
Depreciation expenses	(1,127)	(1,108)	(355)	(1,097)	(3,687)
Foreign currency translation and other	(1,446)	(867)	(196)	(1,044)	(3,553)
Total change	(562)	6,125	3,207	(1,018)	7,752
Balance, end of period[1]	$44,644	$38,292	$11,639	$13,186	$107,761
1.Our ROU PP&E assets include $413 million (December 31, 2020 – $393 million) in our Renewable Power and Transition segment, $3.9 billion (December 31, 2020 – $4.1 billion) in our Infrastructure segment, $825 million (December 31, 2020 – $856 million) in our Real Estate segment, and $1.4 billion (December 31, 2020 – $1.3 billion) in our Private Equity and other segments, totaling $6.5 billion (December 31, 2020 – $6.7 billion) of ROU assets.
We tested our property, plant and equipment for impairment and have found no material impairment indicators. For the nine months ended September 30, 2021, we recorded an impairment expense of $204 million primarily in our Private Equity segment.
11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:
•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020;
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020;
•$500 million of 2.724% notes due in 2031 on April 12, 2021; and
•$250 million of 3.50% notes due in 2051 on July 26, 2021.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF U.K.”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BFL II, BF AUS and BF U.K. are consolidated subsidiaries of the Corporation within the meaning of Rule 3-10 of Regulation S-X that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL and BF U.K. are, and any debt securities issued by BF AUS and BFI II and any preferred shares representing limited
84 BROOKFIELD ASSET MANAGEMENT

liability company interests issued by BFL II will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.50% perpetual subordinated notes. On July 26, 2021, BF U.K. issued $600 million of 2.34% notes due in 2032. BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and transition and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2021, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP 30, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other Subsidiaries of the Company[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,104	$64	$—	$9	$—	$—	$6	$36	$20,843	$(2,814)	$19,248
Net income (loss) attributable to shareholders	797	(1)	—	—	—	—	2	37	2,041	(2,079)	797
Total assets	80,860	8,178	—	615	—	—	839	6,102	379,222	(110,392)	365,424
Total liabilities	37,907	6,350	—	605	—	—	601	4,768	226,704	(35,082)	241,853
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	230

AS AT DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED SEP. 30 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$252	$47	$—	$8	$—	$—	$—	$80	$19,158	$(3,296)	$16,249
Net income (loss) attributable to shareholders	172	(5)	—	—	—	—	—	60	2,704	(2,759)	172
Total assets	73,898	7,207	—	600	—	—	233	4,280	350,687	(93,209)	343,696
Total liabilities	38,060	5,547	—	596	—	—	3	2,690	206,877	(32,719)	221,054
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	230

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,156	$185	$—	$25	$—	$—	$8	$84	$59,006	$(6,520)	$53,944
Net income (loss) attributable to shareholders	2,848	(7)	—	—	—	—	4	—	4,465	(4,462)	2,848

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$682	$223	$—	$20	$—	$—	$—	$132	$51,121	$(6,514)	$45,664
Net income (loss) attributable to shareholders	(777)	77	—	—	—	—	—	71	4,783	(4,931)	(777)
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF U.K. and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q3 2021 INTERIM REPORT 85

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Common shares	$10,522	$7,368
Contributed surplus	311	285
Retained earnings	16,817	15,178
Ownership changes	5,765	2,691
Accumulated other comprehensive income	5,393	6,171
Common equity	$38,808	$31,693
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented on a post-split basis.
On June 28, 2021, the company completed the spin-off of BAMR by paying a special dividend to the holders of the company’s Class A shares and Class B shares. The special dividend of $538 million recorded in equity was based on the fair value of the assets distributed.
On July 26, 2021, the company issued 60.9 million Class A shares in connection with the privatization of Brookfield Property Partners L.P. (“BPY”).
The holders of the company’s Class A shares and Class B shares received cash dividends during the third quarter of 2021 of $0.13 per share (2020 – $0.12 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT SEP. 30, 2021 AND DEC. 31, 2020	2021	2020[1]
Class A shares[2]	1,567,948,137	1,510,635,291
Class B shares	85,120	85,120
Shares outstanding[2]	1,568,033,257	1,510,720,411
Unexercised options, other share-based plans[3] and exchangeable shares of affiliate	82,245,527	62,975,947
Total diluted shares	1,650,278,784	1,573,696,358
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 69,941,421 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2021 (December 31, 2020 – 64,197,815).
3.Includes management share option plan and escrowed stock plan.
86 BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2021	2020[1]	2021	2020[1]
Outstanding, beginning of period[2]	1,506,708,941	1,511,529,549	1,510,720,411	1,509,293,641
Issued (Repurchased)
Issuances	61,250,243	—	61,250,243	—
Repurchases	(2,054,305)	(725,164)	(8,724,297)	(6,238,473)
Long-term share ownership plans[3]	2,097,824	1,444,155	4,695,878	9,066,303
Dividend reinvestment plan and others	30,554	56,274	91,022	183,343
Outstanding, end of period[4]	1,568,033,257	1,512,304,814	1,568,033,257	1,512,304,814
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 69,921,784 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2021 (June 30, 2020 – 61,032,215) and 64,197,815 as at December 31, 2020 (December 31, 2019 – 63,417,346).
3.Includes management share option plan and restricted stock plan.
4.Net of 69,941,421 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2021 (September 30, 2020 – 61,528,215).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Net income (loss) attributable to shareholders	$797	$172	$2,848	$(777)
Preferred share dividends	(36)	(34)	(111)	(105)
Dilutive effect of conversion of subsidiary preferred shares	(1)	9	(26)	77
Net income (loss) available to shareholders	760	147	2,711	(805)
Dilutive impact of exchangeable shares	1	—	1	—
Net income (loss) available to shareholders including dilutive impact of exchangeable shares	$761	$147	$2,712	$(805)

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2021	2020[1]	2021	2020[1]
Weighted average – Class A and Class B shares	1,552.8	1,511.7	1,526.9	1,511.7
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	59.6	24.7	45.7	—
Class A and Class B shares and share equivalents	1,612.4	1,536.4	1,572.6	1,511.7
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2021, the company did not grant any stock options. During the nine months ended September 30, 2021, the company granted 4.2 million stock options at a weighted average exercise price of $43.43. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.4% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.0% and a liquidity discount of 25%.
Q3 2021 INTERIM REPORT 87

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2021, the company granted 0.1 million escrowed shares at a weighted average price of $50.03 as a result of the privatization of BPY. During the nine months ended September 30, 2021, the company granted 5.3 million escrowed shares at a weighted average price $43.53. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.4% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.0% and a liquidity discount of 25%.
13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$77	$—	$996	$964	$2,848	$11,554	$514	$16,953
Other revenue	—	(8)	1,576	104	168	422	33	2,295
	$77	$(8)	$2,572	$1,068	$3,016	$11,976	$547	$19,248

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$245	$—	$2,212	$2,960	$8,062	$31,597	$1,671	$46,747
Other revenue	—	172	4,680	476	570	1,225	74	7,197
	$245	$172	$6,892	$3,436	$8,632	$32,822	$1,745	$53,944

FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$61	$—	$595	$874	$2,225	$9,516	$579	$13,850
Other revenue	—	199	1,599	83	95	407	16	2,399
	$61	$199	$2,194	$957	$2,320	$9,923	$595	$16,249

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$177	$—	$1,856	$2,802	$6,161	$26,095	$1,393	$38,484
Other revenue	—	407	4,801	220	528	1,167	57	$7,180
	$177	$407	$6,657	$3,022	$6,689	$27,262	$1,450	$45,664

88 BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$190	$17	$26	$9,937	$510	$10,680
Services transferred over a period of time	77	—	806	947	2,822	1,617	4	6,273
	$77	$—	$996	$964	$2,848	$11,554	$514	$16,953

FOR THE NINE MONTHS ENDED SEP 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$408	$101	$119	$26,565	$1,666	$28,859
Services transferred over a period of time	245	—	1,804	2,859	7,943	5,032	5	17,888
	$245	$—	$2,212	$2,960	$8,062	$31,597	$1,671	$46,747

FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$109	$33	$39	$7,812	$579	$8,572
Services transferred over a period of time	61	—	486	841	2,186	1,704	—	5,278
	$61	$—	$595	$874	$2,225	$9,516	$579	$13,850

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$444	$98	$130	$21,126	$1,389	$23,187
Services transferred over a period of time	177	—	1,412	2,704	6,031	4,969	4	15,297
	$177	$—	$1,856	$2,802	$6,161	$26,095	$1,393	$38,484
14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Investment properties	$1,077	$235	$2,784	$(444)
Transaction related expenses, net of gains	(340)	(117)	659	(117)
Financial contracts	182	(41)	835	53
Impairment and provisions	(77)	(88)	(461)	(638)
Other fair value changes	(142)	(20)	(646)	(452)
	$700	$(31)	$3,171	$(1,598)
15.    SUBSEQUENT EVENTS
In November 2021, BIP and BIPC announced the concurrent equity offerings of 8,240,800 units of BIP at $58.65 per unit as well as 1,860,900 class A exchangeable subordinate voting shares of BIPC at $62.70 per share. The aggregate cash proceeds of these transactions will be approximately $600 million. Concurrently, the company has agreed to purchase 7,104,300 redeemable partnership units of Brookfield Infrastructure L.P., BIP’s holding limited partnership, at $56.304 per unit (net of underwriting commissions) for approximately $400 million of cash proceeds.

Q3 2021 INTERIM REPORT 89

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2020 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

90 BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, F.C.P.A., F.C.A.
Former Chief Administrative Officer
and Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc.
and Deputy Chair, Wholesale, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Limited

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q3 2021 INTERIM REPORT 91

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London, E14 5AA
+44.20.7659.3500

Australia
Brookfield Place
Level 19
2-12 Carrington St
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates
Level 16
ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91 (22) 6600.0701

China
Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America
Bogotá
Lima
Rio de Janeiro
Santiago

Europe
Madrid
Luxembourg

Asia Pacific
Beijing
Hong Kong
Seoul
Singapore
Tokyo

OAKTREE CORPORATE OFFICES

United States
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States
1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom
Verde
10 Bressenden Place
London SW1E 5DH
United Kingdom
+44 (0) 20.7201.4600

Hong Kong
Suite 2001, 20/F,
Champion Tower
3 Garden Road
Central, Hong Kong
+852.3655.6800